RECEIVED
2007 AUG 31 A 9:19

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

August 30, 2007

07026355

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the media release regarding a Appendix 3Y Change of Director's Interest Notice. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

Enclosures

dlw 9/14

82-35029

27 August 2007

RECEIVED

2007 AUG 31 A 9:19

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.19A

We enclose an Appendix 3Y notice, as required to be provided under Listing Rule 3.19A for Stephen Johns, a director of the Westfield Group companies.

The notice is in respect of a recent transfer of Westfield Group stapled securities which were registered in Mr Johns' name to Caran Pty Ltd as trustee for The Johns Family Superannuation Fund, of which Mr Johns is the sole beneficiary. Accordingly, Mr Johns' relevant interest in Westfield Group stapled securities remains unchanged notwithstanding the above transaction.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westfield Group**
ABN	**Westfield Holdings Limited ABN 66 001 671 496** **Westfield Trust ARSN 090 849 746** **Westfield America Trust ARSN 092 058 449**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Paul Johns
Date of last notice	19 July 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest is through private companies, Canzak Pty Limited and Caran Pty Limited ATF The Johns Family Superannuation Fund
Date of change	23 August 2007
No. of securities held prior to change	1,522,267
Class	WDC
Number acquired	53,000
Number disposed	53,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18.66 per WDC stapled security
No. of securities held after change	1,522,267

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade from Stephen Paul Johns to Caran Pty Limited ATF The Johns Family Superannuation Fund

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

82-35029

82-35029

RECEIVED
2007 AUG 31 A 9:40

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

August 30, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the media release regarding a new joint venture between Westfield Group and LaSalle Investment Management, Inc.. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

28 August 2007

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Securities Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

WESTFIELD GROUP (ASX:WDC)
MEDIA RELEASE – WESTFIELD GROUP AND LASALLE INVESTMENT MANAGEMENT ANNOUNCE JOINT VENTURE FOR WESTFIELD DONCASTER, AUSTRALIA

Attached is a media release regarding a new joint venture between the Westfield Group and LaSalle Investment Management Inc. in respect of Westfield Doncaster in Victoria, Australia.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

82-35029

Westfield

28 August, 2007

RECEIVED
2007 AUG 31 A 9:40

MEDIA RELEASE

WESTFIELD GROUP & LASALLE INVESTMENT MANAGEMENT ANNOUNCE JOINT VENTURE FOR WESTFIELD DONCASTER, AUSTRALIA

The Westfield Group (ASX:WDC) and LaSalle Investment Management Inc. today announced a $1.48 billion new joint venture in respect of Westfield Doncaster in Victoria, Australia.

LaSalle's Asia Property Fund (LaSalle) has exchanged agreements to acquire a 50% interest in Westfield Doncaster. Following completion, LaSalle will make progressive payments over the next 18 months to fund the current redevelopment project. LaSalle's total investment of $738 million represents 50% of the value of the centre on completion at a property yield of 4.7%.

Westfield will continue in its development, design and construction role, on behalf of the joint venture, for the current redevelopment of Doncaster. The joint venture has also appointed Westfield as the property, leasing and development manager of the centre.

"We are pleased to be able to announce the formation of a new joint venture with LaSalle Investment Management on one of the prime centres in the Group's Australian portfolio. Westfield Doncaster is set to become our flagship centre in Victoria and is reflective of the landmark destinations that the Group is creating through innovative development globally," said Group Managing Director Steven Lowy.

Following development completion at the end of 2008, Westfield Doncaster will be a three level super regional centre in the affluent north eastern region of Melbourne. The centre will have an area of approximately 120,000 square metres and will comprise major retailers such as Myer and David Jones department stores, Coles and Safeway supermarkets, Big W and Kmart discount department stores and Village Cinemas. In addition, the centre will include a new Café Court and Entertainment and Leisure Precinct and approximately 400 specialty stores.

Andrew Heithersay, Regional Director of LaSalle Investment Management, added "Westfield Doncaster will reap the benefits of an attractive catchment area with strong growth prospects. Furthermore, given Westfield's position as the premier shopping centre group in the region, we're delighted to partner with them on this blue-chip investment for our Asia Property Fund".

The transaction will be accretive to Operational Segment earnings and will not impact the Group's distribution forecast for the 2007 year of 106.5 cents per security.

– ENDS –

Westfield Group

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 119 shopping centres in four countries, with a total value of in excess of A$60 billion and is the largest retail property group in the world by equity market capitalisation.

LaSalle Investment Management

LaSalle Investment Management Inc. is a global real estate investment manager which manages in excess of US$44 billion of public and private assets for leading institutional corporate and individual investors. LaSalle has actively participated in real estate markets across Europe and North America for 25 years and since 2000 in Asia Pacific, where it manages US$5.7 billion of assets. The investment vehicle for the proposed transaction will be LaSalle's Asia Property Fund, which is a pan Asia-Pacific, open ended fund jointly sponsored by LaSalle and Prudential UK targeting gross assets of US$3-5 billion.

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

August 30, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the media release Announcing Strong Operational and Development Earnings. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

Westfield

29 August 2007

MEDIA RELEASE

WESTFIELD GROUP ANNOUNCES STRONG OPERATIONAL AND DEVELOPMENT EARNINGS

The Westfield Group (ASX:WDC) today announced its half year results, reporting operational segment earnings for the half year ended 30 June 2007 of $844 million, up 7.4% over the same period last year (on a constant currency basis). This represents 47.27 cents per security, an increase of 5.7%.

Net profit for the six months was $1.97 billion, which includes property revaluations and mark to market adjustments.

The distribution for the six months (including income hedging) was $946 million and 53.25 cents on a per security basis, representing 50% of the estimated full year distribution.

Shopping centre assets were re-valued during the period resulting in a $1.19 billion increase, which includes $501 million of value created through development. The value increase in the balance of the portfolio was primarily driven by growth in underlying income.

Westfield Group Managing Directors, Peter Lowy and Steven Lowy, said: "The key features of this result were a solid operational performance across the global portfolio; the continuing delivery of the extensive development program; the efficient use of capital; and the strengthening of the Group's balance sheet."

For the 2007 year, the Group expects to complete $1.9 billion of major development projects (Westfield Group investment - $1.4 billion) of which $270 million (Westfield Group investment - $212 million) has been completed with a weighted average development yield of approximately 10%.

Currently there are 16 major projects underway at a forecast investment of $7.2 billion, with the Group's share being $5.1 billion. This includes $1 billion of developments commenced in the first half. In addition, over the next three years, the Group is scheduled to commence in excess of $10 billion of new development projects.

Operating highlights for the half-year include:

- Close to 100% occupancy in Australia, New Zealand and the United Kingdom. In the United States, the portfolio was 93.5% leased at period end.
- Comparable shopping centre net operating income growth of 6.1% in Australia and New Zealand, 2.6% in the United States and 6.7% in the United Kingdom.
- Strong growth in specialty retail sales in Australia and continuing growth reported in New Zealand, the United Kingdom and the United States.
- Strong leasing activity with over 2,400 lease deals completed globally, representing approximately 359,000 square metres of retail space.

Westfield

At the date of this announcement, the Group has raised approximately $6.0 billion in 2007 mainly from:

- The issue of $1.26 billion Property Linked Notes;
- The formation of a new joint venture with GIC at Westfield Parramatta in Sydney, Australia for $717.5 million;
- The establishment of a £530 million wholesale fund in the United Kingdom;

and

- The issue of $3 billion ordinary equity from a Pro-Rata Entitlement Offer.

In addition, the Group has also recently announced:

- The strategic re-alignment of the United States portfolio - with the divestment of four assets in the St Louis market for US$1.04 billion and the re-investment into the growing Florida market with the acquisition of two assets for US$400 million;

and

- The formation of a new joint venture with LaSalle Investment Management Inc. investing $738 million for a 50% share in Westfield Doncaster in Melbourne, Australia.

Outlook

The Group has interests in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand with a gross value of approximately $62 billion and encompassing 22,450 retail outlets. The size and quality of the portfolio with its geographic diversity, combined with the Group's intensive management, continues to provide the foundation for sustainable income and capital growth.

"Focus will remain on the Group's development program which will enhance the Group's earnings. The Group currently has approximately $7 billion of development projects underway and in excess of $10 billion of new development projects expected to commence over the next 3 years. Given this extensive development program and the recent capital initiatives, the Group is well positioned for future growth", Messrs Lowy said.

The distribution forecast for the 2007 year remains unchanged at 106.5 cents per security.

ENDS

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 119 shopping centres in four countries, with a total value of approximately A$62 billion and is the largest retail property group in the world by equity market capitalisation.

MEDIA RELEASE

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

August 30, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Half Year Financial Reports for the period ended June 30, 2007. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

82-35029

RECEIVED

2007 AUG 31 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For personal use only

29 August 2007

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
WESTFIELD TRUST AND WESTFIELD AMERICA TRUST – HALF YEAR FINANCIAL REPORTS FOR PERIOD ENDED 30 JUNE 2007

Half Year Financial Reports for the period ended 30 June 2007 for each of Westfield Trust and Westfield America Trust are attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

82-35029

Westfield Trust
Half-Year Financial Report

For the half-year ended 30 June 2007

Westfield Management Limited ABN 41 001 670 579
as Responsible Entity of Westfield Trust ARSN 090 849 746
AFS Licence No. 230329

82-35029

WESTFIELD TRUST
INCOME STATEMENT
for the half-year ended 30 June 2007

	Note	Consolidated 30 Jun 07 $million	30 Jun 06 $million
Revenue and other income			
Property revenue		772.3	744.2
Property revaluation		564.5	1,780.7
		1,336.8	**2,524.9**
Share of after tax profits of equity accounted entities			
Property revenue		56.9	49.3
Property revaluation		89.4	279.9
Property expenses and outgoings		(17.0)	(15.4)
Other		(0.8)	(0.7)
		128.5	**313.1**
Foreign exchange gains		102.3	50.8
Interest income		7.5	3.0
Total revenue and other income		**1,575.1**	**2,891.8**
Expenses			
Property expenses and outgoings		(207.5)	(199.2)
Property and funds management costs		(9.3)	(8.1)
Corporate costs		(4.1)	(4.6)
Foreign exchange losses		(17.5)	(45.6)
		(238.4)	**(257.5)**
Financing costs			
- Interest bearing liabilities		(83.9)	(119.7)
- Other financial liabilities		(86.9)	3.1
		(170.8)	**(116.6)**
Total expenses		**(409.2)**	**(374.1)**
Profit before tax expense and minority interests		**1,165.9**	**2,517.7**
Tax income/(expense)	3	4.3	(35.9)
Profit after tax expense for the period		**1,170.2**	**2,481.8**
Less: net profit attributable to minority interests		(12.3)	(31.9)
Net profit attributable to Members of Westfield Trust ("WT")		**1,157.9**	**2,449.9**
Distributions proposed	5	**517.1**	**513.0**
Weighted average number of securities entitled to distribution at 30 June (millions) (i)		1,783.1	1,758.8
Distribution proposed per unit (cents)	5	**29.00**	**29.17**
Distribution proposed per DRP unit (cents)	5	**19.55**	**19.66**
Basic earnings per unit (cents) (i)		**64.65**	**138.78**
Diluted earnings per unit (cents) (i)		**64.45**	**137.99**

(i) 1,791.0 million (30 June 2006: 1,765.3 million) weighted average number of units on issue for the period has been included in the calculation of basic and diluted earnings per unit as reported in the income statement. This includes an adjustment of 8.641 million units representing the bonus element of the pro-rata entitlement offer, which was completed in July 2007. The weighted average number of units on issue for the period that are entitled to the dividend and distributions totalling 1,783.1 million (30 June 2006: 1,758 8 million) does not include the bonus element of 8.641 million units noted above.

WESTFIELD TRUST

82-35029

BALANCE SHEET

as at 30 June 2007

	Note	Consolidated 30 Jun 07 $million	Consolidated 31 Dec 06 $million
Current assets			
Cash and cash equivalents		93.0	65.1
Trade receivables		13.3	8.6
Investment properties	9(b)	205.7	-
Other investments	9(c)	136.7	-
Derivative assets		25.7	1.5
Receivables		488.8	476.6
Prepayments and deferred costs		43.7	46.6
Total current assets		**1,006.9**	**598.4**
Non current assets			
Investment properties		20,392.5	20,473.3
Equity accounted investments		1,558.5	1,460.9
Other investments		1,180.7	1,313.5
Derivative assets		161.5	83.2
Prepayments and deferred costs		128.6	129.1
Total non current assets		**23,421.8**	**23,460.0**
Total assets		**24,428.7**	**24,058.4**
Current liabilities			
Payables		463.4	498.8
Interest bearing liabilities		1,108.2	1,836.4
Derivative liabilities		40.2	17.0
Total current liabilities		**1,611.8**	**2,352.2**
Non current liabilities			
Interest bearing liabilities		5,359.9	6,698.1
Other financial liabilities		1,658.8	398.8
Deferred tax liabilities		357.2	354.7
Derivative liabilities		252.7	149.5
Total non current liabilities		**7,628.6**	**7,601.1**
Total liabilities		**9,240.4**	**9,953.3**
Net assets		**15,188.3**	**14,105.1**
Equity attributable to Members of WT			
Contributed equity	4	6,289.6	6,088.0
Reserves		331.0	279.9
Retained profits		8,383.3	7,560.7
Total equity attributable to Members of WT		**15,003.9**	**13,928.6**
Equity attributable to minority interests			
Contributed equity		94.0	94.0
Retained profits		90.4	82.5
Total equity attributable to minority interests		**184.4**	**176.5**
Total equity		**15,188.3**	**14,105.1**

WESTFIELD TRUST

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2007

	Consolidated 30 Jun 07 $million	Consolidated 30 Jun 06 $million
Changes in equity attributable to Members of WT		
Opening balance of equity at 1 January 2007 (30 June 2006: 1 January 2006)	13,928.6	10,235.4
Contributed equity		
- Distribution reinvestment plan	153.6	83.8
- Conversion of options	48.0	37.6
Foreign currency translation reserve		
- Net exchange difference on translation of foreign operations(i)	60.9	(206.4)
Asset Revaluation Reserve		
- Revaluation (decrement)/increment (i)	(9.7)	0.3
Retained profits		
- Distribution paid	(335.4)	(384.4)
Net adjustments recognised directly in equity	(82.6)	(469.1)
Net profit attributable to Members of WT (i)	1,157.9	2,449.9
Closing balance of equity attributable to Members of WT	**15,003.9**	**12,216.2**
Changes in equity attributable to minority interests		
Opening balance of equity attributable to minority interests at 1 January 2007 (30 June 2006: 1 January 2006)	176.5	131.8
Profit after tax expense for the period	12.3	31.9
Distributions paid or provided for	(4.4)	(4.3)
Closing balance of equity attributable to minority interests	**184.4**	**159.4**
Total equity	**15,188.3**	**12,375.6**

(i) Total income and expenses for the period attributable to members of WT, including amounts recognised directly in equity, is $1,209.1 million (30 June 2006: $2,243.8 million) being profit after tax expense for the period of $1,157.9 million (30 June 2006: $2,449.9 million), the net exchange gain on translation of foreign operations of $60.9 million (30 June 2006: loss $206.4 million) and net revaluation decrement of $9.7 million (30 June 2006: increment of $0.3 million).

WESTFIELD TRUST
CASH FLOW STATEMENT
for the half-year ended 30 June 2007

	Consolidated 30 Jun 07 $million	30 Jun 06 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	848.3	819.0
Payments in the course of operations (including GST)	(238.7)	(213.3)
Distributions received from equity accounted associates	31.9	32.7
Goods and services taxes paid	(51.4)	(57.1)
Net cash flows from operating activities	**590.1**	**581.3**
Cash flows from investing activities		
Acquisition of property investments	-	(30.7)
Payments of capital expenditure for property investments	(192.3)	(264.8)
Proceeds from the sale of property investments	717.5	-
Net payments for investments in equity accounted investments	(5.6)	(3.1)
Acquisition of other investments	(35.0)	(173.2)
Net cash flows from/(used in) investing activities	**484.6**	**(471.8)**
Cash flows from financing activities		
Proceeds from the issues of securities	172.1	105.9
Net (repayments of)/proceeds from interest bearing liabilities	(622.0)	432.7
Interest received	10.8	3.8
Financing costs	(268.1)	(260.2)
Distributions paid	(335.4)	(384.4)
Dividends paid by controlled entities to minority interest	(4.3)	(3.9)
Net cash flows used in financing activities	**(1,046.9)**	**(106.1)**
Net increase in cash and cash equivalents held	27.8	3.4
Add opening cash and cash equivalents brought forward	65.1	50.4
Effects of exchange rate changes on cash and cash equivalents	0.1	0.6
Cash and cash equivalents at the end of the period	**93.0**	**54.4**

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

1_Corporate information

This financial report of Westfield Trust ("WT") and its controlled entities for the half-year ended 30 June 2007 was approved in accordance with a resolution of the Board of Directors of Westfield Management Limited as responsible entity of WT ("Responsible Entity") on 29 August 2007.

The nature of the operations and principal activities of WT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of WT as at 31 December 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group ("the Group") and its controlled entities during the half-year ended 30 June 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 ("the Act").

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has also been prepared on a historical cost basis, except for investment properties, equity accounted investments, derivative financial instruments, other financial liabilities and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2006 except for the changes in accounting policy noted below.

This financial report is presented in Australian dollars.

(b)_Changes in accounting policy

Since 1 January 2007 WT has adopted AASB 7 Financial Instruments: Disclosures which is mandatory for annual reporting periods beginning on or after 1 January 2007. Adoption of this Standard did not have any effect on the financial position or performance of the WT. Disclosures required under this standard will be contained in the annual report for the year ended 31 December 2007.

(c)_Comparative information

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

(d)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

	CONSOLIDATED	
	30 Jun 07 $million	30 Jun 06 $million
3_Tax income/(expense)		
Deferred	4.3	(35.9)
	4.3	**(35.9)**
The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:		
Accounting profit before income tax	1,165.9	2,517.7
Prima facie tax expense at 30% (30 June 2006: 30%)	(349.8)	(755.3)
Australian Trust income not assessable	318.7	719.4
Effect of change in New Zealand tax rate 30% (30 June 2006: 33%)	35.4	-
Tax expense	**4.3**	**(35.9)**

	CONSOLIDATED	
	30 Jun 07 Number	31 Dec 06 Number
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	1,771,753,946	1,748,184,050
Distribution reinvestment plan	11,532,131	18,311,724
Units issued on exercise of options	3,558,488	5,258,172
Balance at the end of the period for Westfield Trust	1,786,844,565	1,771,753,946

Stapled securities have the right to receive dividends from Westfield Holdings Limited ("WHL") and distributions from Westfield America Trust ("WAT") and WT and, in the event of winding up of WHL, WAT and WT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Corporations Act, and relevant constituent documents, either in person or by proxy, at a meeting of either WHL, WAT and WT (as the case may be).

	CONSOLIDATED	
	30 Jun 07 $million	31 Dec 06 $million
(b)_Amount of contributed equity		
Balance at the beginning of the period	6,088.0	5,868.4
Distribution reinvestment plan	153.6	171.4
Conversion of options	48.0	48.2
Balance at the end of the period	6,289.6	6,088.0

	CONSOLIDATED	
	30 Jun 07 $million	30 Jun 06 $million
5_Distributions		
(a)_ Interim distribution proposed		
Ordinary units: 29.00 cents per unit (30 June 2006: 29.17 cents per unit)	517.1	511.1
DRP units: 19.55 cents per unit (30 June 2006: 19.66 cents per unit)	-	1.9
	517.1	513.0

Distributions proposed are to be paid on 31 August 2007. The record date for these distributions was 14 August 2007. The Group's Distribution Reinvestment Plan ("DRP"), was suspended from operation on 19 June 2007. Accordingly, the DRP did not operate for the distribution paid for the period ended 30 June 2007.

(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2006	335.4	-
Distribution in respect of the six months to 31 December 2005	-	384.4
	335.4	384.4

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

	CONSOLIDATED	
	30 Jun 07	31 Dec 06
	$million	$million
6_Capital expenditure commitments		
Estimated capital expenditure contracted at balance date but not provided		
Due within one year	433.3	246.5
Due between one and five years	-	15.8
	433.3	262.3
7_Contingent liabilities		
Performance guarantees	15.7	17.5
Borrowings of associates of the Responsible Entity	6,257.8	5,967.4
	6,273.5	5,984.9

From time to time WT is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the WT.

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

8_Segment information

Geographic segment

	Australia		New Zealand		Consolidated	
	30 Jun 07 $million	30 Jun 06 $million	30 Jun 07 $million	30 Jun 06 $million	30 Jun 07 $million	30 Jun 06 $million
Revenue and other income						
Revenue	664.6	645.1	107.7	99.1	772.3	744.2
Property revaluation		1,698.8	83.9	81.9	564.5	1,780.7
	1,145.2	**2,343.9**	**191.6**	**181.0**	**1,336.8**	**2,524.9**
Share of after tax profits of equity accounted entities						
Property revenue	56.9	49.3	-	-	56.9	49.3
Property revaluation	89.4	279.9	-	-	89.4	279.9
Property expenses and outgoings	(17.0)	(15.4)	-	-	(17.0)	(15.4)
Other	(0.8)	(0.7)	-	-	(0.8)	(0.7)
	128.5	**313.1**	**-**	**-**	**128.5**	**313.1**
Total segment revenue and other income	**1,273.7**	**2,657.0**	**191.6**	**181.0**	**1,465.3**	**2,838.0**
Foreign currency exchange gain	101.2	50.8	1.1	-	102.3	50.8
Interest income	6.8	2.4	0.7	0.6	7.5	3.0
Total revenue and other income	**1,381.7**	**2,710.2**	**193.4**	**181.6**	**1,575.1**	**2,891.8**
Expenses						
Property expenses and outgoings	(178.9)	(171.7)	(28.6)	(27.5)	(207.5)	(199.2)
Property and funds management costs	(9.3)	(8.1)	-	-	(9.3)	(8.1)
Corporate costs	(3.9)	(4.5)	(0.2)	(0.1)	(4.1)	(4.6)
Foreign currency exchange loss	(17.5)	(45.6)	-	-	(17.5)	(45.6)
Total segment expenses	**(209.6)**	**(229.9)**	**(28.8)**	**(27.6)**	**(238.4)**	**(257.5)**
Segment result	**1,172.1**	**2,480.3**	**164.6**	**154.0**	**1,336.7**	**2,634.3**
Financing costs					(170.8)	(116.6)
Tax benefit (expense)					4.3	(35.9)
Consolidated profit after tax					**1,170.2**	**2,481.8**

	Australia		New Zealand		Consolidated	
Segment assets	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million
Segment assets	20,918.7	20,846.8	2,661.7	2,474.6	23,580.4	23,321.4
Corporate assets					848.3	737.0
Total segment assets	**20,918.7**	**20,846.8**	**2,661.7**	**2,474.6**	**24,428.7**	**24,058.4**
Segment liabilities						
Segment liabilities	396.2	431.4	67.2	67.4	463.4	498.8
Corporate liabilities					8,777.0	9,454.5
Total segment liabilities	**396.2**	**431.4**	**67.2**	**67.4**	**9,240.4**	**9,953.3**
Other segment information						
Investment in equity accounted associates included in segment assets	1,558.5	1,460.9	-	-	1,558.5	1,460.9
Additions to segment non current assets	168.3	934.7	62.4	111.2	230.7	1,045.9

Secondary business segment

WT as part of the Group, operates in one business segment being an internally managed, vertically integrated, retail property group.

WESTFIELD TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

9_Events after the Balance Sheet date

(a)_Pro-rata Entitlement Offer

During July 2007 the Westfield Group issued 155.378 million securities for cash consideration totalling $3,029.9 million pursuant to a 2 for 23 pro-rata entitlement offer at $19.50 per security. WT's share of the proceeds was $1,770.3 million. WT's share of the cost of the offer is approximately $25.1 million.

The bonus element of the offer is 8.641 million units. This has been included in the number of units used in the calculation of basic and diluted earnings per unit for both the current and the prior periods.

The units issued under the pro-rata entitlement offer are not entitled to the distribution payable for the period ended 30 June 2007.

(b)_Australian Property Transaction

In August 2007, WT agreed to dispose of a 50% interest in the Doncaster shopping centre and associated redevelopment to LaSalle Investment Management Inc.'s Asia Property Fund.

(c)_Disposal of Other Investments

At 30 June 2007, WT held investments in entities with property interests in the United Kingdom totalling $1,317.4 million. Since 30 June 2007, WT disposed of a portion of this investment totalling $136.7 million for consideration consistent with book value.

WESTFIELD TRUST
DIRECTORS' DECLARATION

The Directors of Westfield Management Limited, the Responsible Entity of Westfield Trust ("Trust") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

  (i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

  (ii) give a true and fair view of the financial position as at 30 June 2007 and the performance for the half-year ended on that date.

Made on 29 August 2007 in accordance with a resolution of the Board of Directors.

F P Lowy, AC
Executive Chairman

Professor F G Hilmer, AO
Director

WESTFIELD TRUST
INDEPENDENT AUDIT REPORT
to the Members of Westfield Trust

ERNST & YOUNG

We have audited the accompanying half year financial report of Westfield Trust and the entities it controlled during the period, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half year then ended, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of Westfield Management Limited, the Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the half year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half year financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the Corporations Act 2001. We have given to the directors of Westfield Management Limited a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Auditor's Opinion

In our opinion the half year financial report of Westfield Trust is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position of Westfield Trust as at 30 June 2007 and of its performance for the half year then ended; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Chris Westworth - Partner
Sydney, 29 August 2007

WESTFIELD TRUST

DIRECTORS' REPORT

for the half-year ended 30 June 2007

The Directors of Westfield Management Limited (the "Responsible Entity"), the responsible entity of Westfield Trust ("Trust") submit the following report for the half year ended 30 June 2007.

The Directors

The directors of Westfield Management Limited, the Responsible Entity of the Trust, during the half-year ended 30 June 2007, were as follows:

Mr Frank Lowy AC, Mr David Lowy AM, Mr Roy Furman, Mr David Gonski AC, Professor Frederick Hilmer AO, Mr Stephen Johns, Mr Peter Lowy, Mr Steven Lowy, Mr John Studdy AM, Mr Francis Vincent, Dr Gary Weiss, Mr Dean Wills AO and Ms Carla Zampatti AM.

The composition of the Board changed during the financial period with the resignations of Mr John B Studdy AM and Mr Francis Vincent on 2 May 2007. Professor Frederick Hilmer AO stepped down as a Deputy Chairman of the Board in April 2007 but continues to serve as the lead independent director. The rest of the Board remain unchanged. No changes have taken place since 30 June 2007.

Review of Operations and State of Affairs

The Trust reported a net profit of A$1,157.9 million and a distribution of A$517.1 million for the period. Basic earnings per unit is 64.65 cents and the distribution per unit is 29.00 cents for the half-year ended 30 June 2007.

As at 30 June 2007, the Trust had a $22.2 billion (consolidated properties: A$20.6 billion and share of equity accounted properties: A$1.6 billion) interest in 55 shopping centres, comprising 13,000 retailers and approximately 3.8 million square metres of retail space.

The Australian and New Zealand operations contributed net property income of A$595.4 million for the six months to 30 June 2007 (A$570.8 million for the six months to 30 June 2006) which includes comparable mall income growth of approximately 6.1%. This performance reflects the steady retail conditions which prevailed during the period as well as the quality of the portfolios in both regions and includes the impact of the sale of 50% of Westfield Parramatta earlier in the year. At period end occupancy rates continue to be in excess of 99.5% and specialty store rent increased by 5.4%.

Retail sales in the Trust's 44 Australian centres totalled A$19.1 billion for the 12 months to 30 June 2007. On a comparable basis, for the 6 months to June 2007, total sales increased 5.2% with specialty store sales up 6.3%. Retail sales at the Trust's 11 shopping centres in New Zealand totalled NZ$1.8 billion for the 12 months to 30 June 2007. On a comparable basis, for the 6 months to June 2007, total sales increased 4.3% with specialty stores sales increasing 4.4% for the half year ended 30 June 2007.

Development projects

In Australia there are 2 major projects currently under construction scheduled to complete in 2007. The $170 million development of Westfield Kotara, near Newcastle, and the $190 million redevelopment of Westfield North Lakes in Brisbane are scheduled for completion in the second half of 2007.

The Trust has another 3 projects currently under construction scheduled for completion in 2008. In the first half of 2008, the Trust anticipates the completion of the $200 million development at Plenty Valley, Melbourne. The $195 million redevelopment of Westfield Bay City, in Geelong and the $600 million redevelopment of Westfield Doncaster in Melbourne are expected to complete in the second half of 2008.

Progress on the Trust's landmark project in the Sydney CBD continues and during the period another major milestone was reached with the lodgement of Stage 2 development application.

In New Zealand, construction has commenced on a NZ$70 million redevelopment at Manukau in Auckland which is scheduled for completion in the third quarter of 2008. Construction has continued on the Trust's remaining New Zealand project, the NZ$210 million greenfield development at Albany which is progressing on schedule.

There were no significant changes in the Trust's state of affairs during the half-year ended 30 June 2007.

Principal Activities

The principal activities of the Trust during the financial period were the ownership and improvement of shopping centres. There were no significant changes in the nature of those activities during the financial period.

Subsequent Events

Subsequent events are detailed in note 9 of the financial statements.

Auditor's Independence Declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's Independence Declaration to the Directors of Westfield Management Limited

In relation to our audit of the financial report of Westfield Trust for the half year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young
Sydney
29 August 2007

Chris Westworth
Partner

Synchronisation of Financial Year

By an order dated 5 November 2001 made by the Australian Securities and Investments Commission, the Directors have been relieved from compliance with the requirement to ensure that the financial year of Carindale Property Trust is synchronised with the financial year of Westfield Trust. Although the financial years of Carindale Property Trust end on 30 June, the financial statements of Westfield Trust have been prepared to include accounts for Carindale Property Trust for a period coinciding with the financial year of Westfield Trust.

This Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC
Chairman

Professor F G Hilmer, AO
Director

DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 7045
Sydney NSW 2001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: computershare.com

Listing
Australian Stock Exchange – WDC

Website
www.westfield.com/corporate

82-35029

Westfield America Trust Half-Year Financial Report

For the half-year ended 30 June 2007

Westfield America Management Limited ABN 66 072 780 619
as Responsible Entity of Westfield America Trust ARSN 092 058 449
AFS Licence No. 230324

WESTFIELD AMERICA TRUST

82-35029

INCOME STATEMENT

for the half-year ended 30 June 2007

	Note	Consolidated 30 Jun 07 $million	30 Jun 06 $million
Revenue and other income			
Property revenue		760.4	810.2
Property revaluation		382.2	549.7
Property development and project management revenue		23.6	-
		1,166.2	**1,359.9**
Share of after tax profits of equity accounted entities			
Property revenue		113.3	107.2
Property revaluation		186.3	58.0
Property expenses and outgoings		(37.5)	(31.1)
Interest and tax expense		(30.1)	(26.4)
		232.0	**107.7**
Profit on disposal of assets		0.8	-
Interest income		16.0	16.3
Total revenue and other income		**1,415.0**	**1,483.9**
Expenses			
Property expenses and outgoings		(267.3)	(289.6)
Property development and project management costs		(20.0)	-
Corporate costs		(1.3)	(1.9)
		(288.6)	**(291.5)**
Currency derivatives		(203.6)	(67.7)
Financing costs		(126.4)	(106.1)
Total expenses		**(618.6)**	**(465.3)**
Profit before tax expense		**796.4**	**1,018.6**
Tax expense	3	(138.7)	(158.1)
Net profit attributable to Members of Westfield America Trust ("WAT")		**657.7**	**860.5**
Distributions paid/proposed	5	**452.5**	**466.5**
Weighted average number of units entitled to distributions at 30 June (millions)		1,866.2	1,841.9
Distribution per ordinary unit (cents)	5	**24.25**	**25.33**
Distribution per February DRP unit (cents)	5	**16.34**	**17.07**
Basic earnings per unit (cents) [(i)]		**35.09**	**46.55**
Diluted earnings per unit (cents) [(i)]		**34.97**	**45.47**

(i) 1,874.1 million (30 June 2006: 1,848.4 million) weighted average number of units on issue for the period has been included in the calculation of basic and diluted earnings per unit as reported in the income statement. This includes an adjustment of 8.641 million units representing the bonus element of the pro-rata entitlement offer, which was completed in July 2007. The weighted average number of units on issue for the period that are entitled to the distributions totalling 1,866.2 million (30 June 2006: 1,841.9 million) does not include the bonus element of 8.641 million units noted above.

WESTFIELD AMERICA TRUST

82-35029

BALANCE SHEET

as at 30 June 2007

	Note	Consolidated 30 Jun 07 $million	Consolidated 31 Dec 06 $million
Current assets			
Cash and cash equivalents		101.1	35.4
Trade receivables		39.2	35.3
Investment properties	8(b)	1,261.8	141.4
Derivative assets		186.4	151.7
Receivables		517.7	570.9
Inventories		4.5	2.9
Tax receivable		34.5	18.2
Prepayments and deferred costs		74.3	72.3
Total current assets		**2,219.5**	**1,028.1**
Non current assets			
Investment properties		15,998.0	17,600.5
Equity accounted investments		1,864.6	1,784.5
Other investments		100.0	107.7
Derivative assets		1,191.8	719.0
Property, plant and equipment		125.4	81.2
Deferred tax assets		-	14.5
Prepayments and deferred costs		368.3	371.8
Total non current assets		**19,648.1**	**20,679.2**
Total assets		**21,867.6**	**21,707.3**
Current liabilities			
Payables		443.7	445.9
Interest bearing liabilities		900.6	477.7
Tax payable		9.9	12.4
Derivative liabilities		44.0	6.1
Total current liabilities		**1,398.2**	**942.1**
Non current liabilities			
Payables		41.1	26.6
Interest bearing liabilities		7,864.6	8,218.2
Other financial liabilities		3,249.7	3,609.7
Deferred tax liabilities		1,465.9	1,479.2
Derivative liabilities		675.4	485.8
Total non current liabilities		**13,296.7**	**13,819.5**
Total liabilities		**14,694.9**	**14,761.6**
Net assets		**7,172.7**	**6,945.7**
Equity attributable to Members of WAT			
Contributed equity	4	6,307.5	6,203.8
Reserves		142.9	132.9
Retained profits		722.3	609.0
Total equity attributable to Members of WAT		**7,172.7**	**6,945.7**

WESTFIELD AMERICA TRUST

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2007

	Consolidated 30 Jun 07 $million	30 Jun 06 $million
Changes in equity attributable to Members of WAT		
Opening balance of equity at 1 January 2007 (30 June 2006: 1 January 2006)	6,945.7	7,688.8
Contributed equity		
- Distribution reinvestment plan	89.9	65.4
- Conversion of options	13.8	16.5
Foreign currency translation reserve		
- Net exchange difference on translation of foreign operations (i)	10.0	8.8
Retained profits		
- Distribution paid	(544.4)	(536.6)
Net adjustments recognised directly in equity	(430.7)	(445.9)
Net profit attributable to Members of WAT (i)	657.7	860.5
Closing balance of equity attributable to Members of WAT	**7,172.7**	**8,103.4**

(i) Total income and expenses for the period attributable to Members of WAT, including amounts recognised directly in equity, is $667.7 million (30 June 2006: $869.3 million), being profit after tax expense for the period of $657.7 million (30 June 2006: $860.5 million) and the net exchange gain on translation of foreign operations of $10.0 million (30 June 2006: $8.8 million).

WESTFIELD AMERICA TRUST

CASH FLOW STATEMENT

for the half-year ended 30 June 2007

	Consolidated 30 Jun 07 $million	30 Jun 06 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	812.0	831.1
Payments in the course of operations (including GST)	(314.1)	(317.4)
Settlement of income hedging currency derivatives	56.8	74.2
Dividends/distributions received from equity accounted associates	49.3	59.6
Withholding taxes paid	(38.2)	(45.8)
Net cash flows from operating activities	**565.8**	**601.7**
Cash flows from investing activities		
Payments of capital expenditure for property investments	(400.1)	(381.1)
Proceeds from the sale of property investments	-	564.0
Net payments for investments in equity accounted investments	(34.7)	(60.1)
Loans advanced to related entities	87.4	19.3
Payments for the purchases of property, plant and equipment	(50.9)	-
Net cash flows (used in)/from investing activities	**(398.3)**	**142.1**
Cash flows from financing activities		
Proceeds from the issues of units	103.7	81.9
Net proceeds from interest bearing liabilities	629.9	17.9
Financing costs	(311.7)	(279.7)
Interest received	20.7	10.6
Distributions paid	(544.4)	(536.6)
Net cash flows used in financing activities	**(101.8)**	**(705.9)**
Net increase in cash and cash equivalents held	65.7	37.9
Add opening cash and cash equivalents brought forward	35.4	32.7
Cash and cash equivalents at the end of the period	**101.1**	**70.6**

WESTFIELD AMERICA TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

1_Corporate information

This half-year financial report of WAT for the half-year ended 30 June 2007 was approved in accordance with a resolution of the Board of Directors of Westfield America Management Limited, as responsible entity of WAT ('Responsible Entity') on 29 August 2007.

The nature of the operations and principal activities of WAT are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of WAT as at 31 December 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 ("the Act").

(a)_Basis of accounting

The half-year financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Act, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for investment properties, investment properties within equity accounted investments, derivative financial instruments and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2006 except for the changes in accounting policy noted below.

This financial report is presented in Australian dollars.

(b)_Changes in Accounting Policy

Since 1 January 2007 WAT has adopted AASB 7 *Financial Instruments: Disclosures* which is mandatory for annual reporting periods beginning on or after 1 January 2007. Adoption of this Standard did not have any effect on the financial position or performance of WAT. Disclosures required under this standard will be contained in the annual report for the year ended 31 December 2007.

(c)_Comparative information

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

(d)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the half-year financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	Consolidated 30 Jun 07 $million	Consolidated 30 Jun 06 $million
3_Tax expense		
Current	(18.8)	(24.2)
Deferred	(119.9)	(133.9)
	(138.7)	**(158.1)**
The prima facie tax on profit before tax expense is reconciled to the tax expense provided in the financial statements as follows:		
Accounting profit before tax	796.4	1,018.6
Prima facie withholding tax expense on profit at 15% (30 June 2006: 15%)	(119.5)	(152.8)
Profit/(loss) not assessable/(deductible)	(19.2)	1.3
Prior period under provision	-	(6.6)
Tax expense	**(138.7)**	**(158.1)**

WESTFIELD AMERICA TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

	Consolidated 30 Jun 07 number	Consolidated 31 Dec 06 number
4_Contributed equity		
(a)_Number of units on issue		
Balance at the beginning of the period	1,854,838,309	1,831,268,413
Distribution reinvestment plan	11,532,131	18,311,724
Units issued on exercise of options	3,558,488	5,258,172
Balance at the end of the period	**1,869,928,928**	**1,854,838,309**

Stapled securities have the right to receive dividends from Westfield Holdings Limited ("WHL") and distributions from Westfield Trust ("WT") and WAT and, in the event of winding up of WHL, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares or units in accordance with the Act, and the relevant constituent documents, either in person or by proxy, at a meeting of either WHL, WT and WAT (as the case may be).

	Consolidated 30 Jun 07 $million	Consolidated 31 Dec 06 $million
(b)_Amount of contributed equity		
Balance at the beginning of the period	6,203.8	6,058.6
Distribution reinvestment plan	89.9	124.5
Conversion of options	13.8	20.7
Balance at the end of the period	**6,307.5**	**6,203.8**

	Consolidated 30 Jun 07 $million	Consolidated 30 Jun 06 $million
5_Distributions		
(a)_Interim distribution proposed		
Ordinary units: 24.25 cents per unit (30 June 2006: 25.33 cents per unit)	450.6	464.9
DRP units: 16.34 cents per unit (30 June 2006: 17.07 cents per unit)	1.9	1.6
	452.5	**466.5**

Distributions proposed are to be paid on 31 August 2007. The record date for these distributions was 14 August 2007.

The Westfield Group Distribution Reinvestment Plan ("DRP") was suspended from operation on 19 June 2007. Accordingly, the DRP did not operate for the distribution paid for the period ended 30 June 2007.

	Consolidated 30 Jun 07 $million	Consolidated 30 Jun 06 $million
(b)_Distributions paid during the period		
Distribution in respect of the six months to 31 December 2006	544.4	-
Distribution in respect of the six months to 31 December 2005	-	536.6
	544.4	**536.6**

	Consolidated 30 Jun 07 $million	Consolidated 31 Dec 06 $million
6_Capital expenditure commitments		
Estimated capital expenditure commitments		
Due within one year	841.4	610.6
Due between one and five years	120.1	421.2
	961.5	**1,031.8**

WESTFIELD AMERICA TRUST

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

	Consolidated 30 Jun 07 $million	Consolidated 31 Dec 06 $million
7_Contingent liabilities		
Performance guarantees	399.9	430.8
Special tax assessment municipal bonds	48.4	64.9
Borrowings of associates of the Responsible Entity	8,052.9	8,052.1
	8,501.2	**8,547.8**

From time to time, in the normal course of business, WAT is involved in lawsuits. The Directors of the Responsible Entity believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of WAT.

8_Events after the Balance Sheet date

(a)_Pro-rata Entitlement Offer

During July 2007 the Westfield Group issued 155.378 million stapled securities for cash consideration totalling $3,029.9 million pursuant to a 2 for 23 pro-rata entitlement offer at $19.50 per security. WAT's share of the proceeds was $1,035.9 million. WAT's share of the cost of the offer is approximately $14.7 million.

The bonus element of the offer is 8.641 million units. This has been included in the number of units used in the calculation of basic and diluted earnings per unit for both the current and the prior periods.

The units issued under the pro-rata entitlement offer are not entitled to the distribution payable for the period ended 30 June 2007.

(b)_Property Transactions

In August 2007 WAT agreed to divest for US$1.04 billion, consistent with their carrying values recorded in these financial statements four shopping centres located in the St. Louis area. Chesterfield will be sold to CBL & Associates Properties, Inc. ("CBL"). Mid Rivers, South County and West County will be contributed to a new joint venture vehicle managed and controlled by CBL. These transactions are expected to close by mid November 2007.

Contemporaneously, WAT also acquired two shopping centres located in Florida for a gross purchase price of approximately US$400 million.

WESTFIELD AMERICA TRUST
for the half-year ended 30 June 2007

9_Segment information

Business segment

With the acquisition of Westfield Corporation, Inc. in July 2006, WAT operated in more than one business segment for the half year ended 30 June 2007. For the half-year ended 30 June 2006 WAT operated solely as a retail property investor. The business segment reporting format is represented by the following segments:

30 June 2007	Operational [i] $million	Development and new business [ii] $million	Corporate [iii] $million	Consolidated $million
Revenue and other income				
Property revenue	753.0	7.4	-	760.4
Property revaluation	80.4	301.8	-	382.2
Property development and project management revenue	23.6	-	-	23.6
Share of after tax profits of equity accounted entities	76.4	155.6	-	232.0
Profit on disposal of assets	-	-	0.8	0.8
Consolidated total revenue and other income [iv]	**933.4**	**464.8**	**0.8**	**1,399.0**
Segment result				
Segment result before interest income, financing costs and tax expense	**662.4**	**450.5**	**(206.1)**	**906.8**
Interest income [iv]				16.0
Financing costs				(126.4)
Tax expense				(138.7)
Consolidated profit after tax				**657.7**
Segment assets				
Segment assets	18,772.9	1,102.6	-	19,875.5
Group assets				1,992.1
Total segment assets	**18,772.9**	**1,102.6**	**-**	**21,867.6**
Segment liabilities				
Segment liabilities	468.3	16.5	-	484.8
Group liabilities				14,210.1
Total segment liabilities	**468.3**	**16.5**	**-**	**14,694.9**
Equity accounted associates included in segment assets				
Investment properties	2,776.8	72.5	-	2,849.3
Interest bearing liabilities	(964.1)	(72.5)	-	(1,036.6)
Working capital and deferred tax	51.9	-	-	51.9
Equity accounted associates included in segment assets	1,864.6	-	-	1,864.6

(i) Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (eg. property management and development fees) and other operational expenses.

(ii) Development and new business segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets, portfolios and corporate acquisitions, income and expenses on properties held for future redevelopment and the expansion of business activities.

(iii) Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

(iv) Total revenue and other income for the period of $1,415.0 million being revenue and other income of $1,399.0 million and interest income of $16.0 million.

WESTFIELD AMERICA TRUST
for the half-year ended 30 June 2007

9_Segment information (continued)

Business segment (continued)

31 December 2006	Operational [i] $million	Development and new business [ii] $million	Corporate [iii] $million	Consolidated $million
Segment assets				
Segment assets	19,229.4	969.1	-	20,198.5
Group assets				1,508.8
Total segment assets	**19,229.4**	**969.1**	**-**	**21,707.3**
Segment liabilities				
Segment liabilities	499.8	27.9	-	527.7
Group liabilities				14,233.9
Total segment liabilities	**499.8**	**27.9**	**-**	**14,761.6**
Equity accounted associates included in segment assets				
Investment properties	2,734.2	88.4	-	2,822.6
Interest bearing liabilities	(1,026.3)	(88.4)	-	(1,114.7)
Working capital and deferred tax	76.6	-	-	76.6
Equity accounted associates included in segment assets	1,784.5	-	-	1,784.5

WESTFIELD AMERICA TRUST
DIRECTORS' DECLARATION

The Directors of Westfield America Management Limited, the Responsible Entity of Westfield America Trust ("Trust") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Trust will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

(i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

(ii) give a true and fair view of the financial position as at 30 June 2007 and the performance for the half-year ended on that date.

Made on 29 August 2007 in accordance with a resolution of the Board of Directors.

F P Lowy, AC
Executive Chairman

Professor F G Hilmer, AO
Director

WESTFIELD AMERICA TRUST

INDEPENDENT AUDIT REPORT

to the Members of Westfield America Trust

ERNST & YOUNG

We have audited the accompanying half year financial report of Westfield America Trust and the entities it controlled during the period, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half year then ended, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of Westfield America Management Limited, the Responsible Entity of the Trust, are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the half year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half year financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of Westfield America Management Limited a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Auditor's Opinion

In our opinion the half year financial report of Westfield America Trust is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated entity's financial position of Westfield America Trust as at 30 June 2007 and of its performance for the half year then ended; and

  (ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Chris Westworth - Partner

Sydney, 29 August 2007

WESTFIELD AMERICA TRUST

DIRECTORS' REPORT

The Directors of Westfield America Management Limited (the 'Responsible Entity"), the responsible entity of Westfield America Trust ("Trust") submit their report for the half year ended 30 June 2007.

The Directors

The directors of Westfield America Management Limited, the Responsible Entity of the Trust, during the half-year ended 30 June 2007, were as follows:

Mr Frank Lowy AC, Mr David Lowy AM, Mr Roy Furman, Mr David Gonski AC, Professor Frederick Hilmer AO, Mr Stephen Johns, Mr Peter Lowy, Mr Steven Lowy, Mr John Studdy AM, Mr Francis Vincent, Dr Gary Weiss, Mr Dean Wills AO and Ms Carla Zampatti AM.

The composition of the Board changed during the half-year ended 30 June 2007 with the resignations of Mr John B Studdy AM and Mr Francis Vincent on 2 May 2007. Professor Frederick Hilmer AO stepped down as a Deputy Chairman of the Board in April 2007 but continues to serve as the lead independent director. The rest of the Board remain unchanged. No changes have taken place since 30 June 2007.

Review and results of operations

The Trust reported a net profit of $657.7 million and a distribution of $452.5 million for the six months to 30 June 2007. Basic earnings per unit is 35.09 cents and a distribution per unit of 24.25 cents.

As at 30 June 2007, the Trust had a $20.1 billion (consolidated properties: $17.3 billion and share of equity accounted properties: $2.8 billion) interest in 59 shopping centres, comprising 9,100 retailers and approximately 6.2 million square metres of retail space.

The Trust's operations contributed net property income of US$460 million (US$444 million for the six months to 30 June 2006) with comparable mall income growth of 2.6%. Average specialty retail sales in the centres of US$470 per square foot with comparable growth of 2.9% for the half year ended 30 June 2007. The strong sales growth reflects the performance of the West Coast (up 3.1%), *Mid West (up 3.0%) and East Coast (up 1.5%) portfolios.*

At 30 June 2007, the portfolio was 93.5% leased, which is consistent with the same period last year. New leases totalling 1.45 million square feet were completed during the period. New mall shop rents at US$50.38 per square foot represent a 29.8% increase over expiring rents and includes the positive impact of new projects. The average rent across the entire portfolio at June 2007 was US$44.24 per square foot, up 5.2% over the same time last year.

There were no significant changes in the Trust's state of affairs during the six months to 30 June 2007.

Development Projects

The Trust completed 3 developments during the half year ended 30 June 2007 with a total cost of US$230 million. This includes the redevelopment of Brandon in Florida, the expansion at Southpark in Ohio, and the redevelopment of Garden State Plaza in New Jersey.

Construction continues at the Trust's other development sites including Sarasota in Florida (US$60 million) and Annapolis in Maryland (US$150 million) due for completion in the second half of 2007. Plaza Bonita (US$90 million) in San Diego, California forecast for completion in the first quarter of 2008. Galleria at Roseville near Sacramento in California (US$250 million) and Southcenter in Seattle, Washington (US$240 million) scheduled for completion in the first quarter of 2009.

Principal Activities

The principal activities of the Trust during the six months to 30 June 2007 were the ownership, development, design, construction, funds/asset management, leasing and marketing activities undertaken with respect to its portfolio of retail properties. There were no significant changes in the nature of those activities during the six months to 30 June 2007.

Subsequent Events

Subsequent events are detailed in note 8 of the financial statements.

Rounding

The Trust is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

WESTFIELD AMERICA TRUST
DIRECTORS' REPORT (continued)

Auditor's independence declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's independence declaration to the Directors of Westfield America Management Limited

In relation to our audit of the financial report of Westfield America Trust for the half year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young	Chris Westworth
Sydney	Partner
29 August 2007	

This Report is made on 29 August 2007 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC	Professor F G Hilmer, AO
Executive Chairman	Director

DIRECTORY

Westfield Group

Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office

Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office

12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office

Level 2, Office Tower
277 Broadway
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office

6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries

Simon J Tuxen
Maureen T McGrath

Auditors

Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information

Westfield Holdings Limited
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

Listing

Australian Securities Exchange – WDC

Website

westfield.com/corporate

82-35029

Westfield

Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310) 575-6057
Facsimile: (310) 478-8776

August 30, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 82-35029

Enclosed is a copy of the Media Release, Overview, Results Presentation and Appendix 4D in relation to Westfield Group's Half Year Financial Reports for the period ended June 30, 2007. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly,

Ms. Elizabeth P. Westman
Title: Senior Vice President & Assistant Secretary

Enclosures

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

29 August 2007

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
HALF-YEAR RESULT FOR PERIOD ENDED 30 JUNE 2007

Please find attached Media Release, Overview, Results Presentation and Appendix 4D in relation to Westfield Group's half year result for the period ended 30 June 2007.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

Westfield

MEDIA RELEASE

29 August 2007

WESTFIELD GROUP ANNOUNCES STRONG OPERATIONAL AND DEVELOPMENT EARNINGS

The Westfield Group (ASX:WDC) today announced its half year results, reporting operational segment earnings for the half year ended 30 June 2007 of $844 million, up 7.4% over the same period last year (on a constant currency basis). This represents 47.27 cents per security, an increase of 5.7%.

Net profit for the six months was $1.97 billion, which includes property revaluations and mark to market adjustments.

The distribution for the six months (including income hedging) was $946 million and 53.25 cents on a per security basis, representing 50% of the estimated full year distribution.

Shopping centre assets were re-valued during the period resulting in a $1.19 billion increase, which includes $501 million of value created through development. The value increase in the balance of the portfolio was primarily driven by growth in underlying income.

Westfield Group Managing Directors, Peter Lowy and Steven Lowy, said: "The key features of this result were a solid operational performance across the global portfolio; the continuing delivery of the extensive development program; the efficient use of capital; and the strengthening of the Group's balance sheet."

For the 2007 year, the Group expects to complete $1.9 billion of major development projects (Westfield Group investment - $1.4 billion) of which $270 million (Westfield Group investment - $212 million) has been completed with a weighted average development yield of approximately 10%.

Currently there are 16 major projects underway at a forecast investment of $7.2 billion, with the Group's share being $5.1 billion. This includes $1 billion of developments commenced in the first half. In addition, over the next three years, the Group is scheduled to commence in excess of $10 billion of new development projects.

Operating highlights for the half-year include:

- Close to 100% occupancy in Australia, New Zealand and the United Kingdom. In the United States, the portfolio was 93.5% leased at period end.
- Comparable shopping centre net operating income growth of 6.1% in Australia and New Zealand, 2.6% in the United States and 6.7% in the United Kingdom.
- Strong growth in specialty retail sales in Australia and continuing growth reported in New Zealand, the United Kingdom and the United States.
- Strong leasing activity with over 2,400 lease deals completed globally, representing approximately 359,000 square metres of retail space.

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324 as responsible entity for **Westfield America Trust** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Julia Clarke on +61 2 9358 7426

At the date of this announcement, the Group has raised approximately $6.0 billion in 2007 mainly from:

- The issue of $1.26 billion Property Linked Notes;
- The formation of a new joint venture with GIC at Westfield Parramatta in Sydney, Australia for $717.5 million;
- The establishment of a £530 million wholesale fund in the United Kingdom;

and

- The issue of $3 billion ordinary equity from a Pro-Rata Entitlement Offer.

In addition, the Group has also recently announced:

- The strategic re-alignment of the United States portfolio - with the divestment of four assets in the St Louis market for US$1.04 billion and the re-investment into the growing Florida market with the acquisition of two assets for US$400 million;

and

- The formation of a new joint venture with LaSalle Investment Management Inc. investing $738 million for a 50% share in Westfield Doncaster in Melbourne, Australia.

Outlook

The Group has interests in 119 shopping centres across Australia, the United States, the United Kingdom and New Zealand with a gross value of approximately $62 billion and encompassing 22,450 retail outlets. The size and quality of the portfolio with its geographic diversity, combined with the Group's intensive management, continues to provide the foundation for sustainable income and capital growth.

"Focus will remain on the Group's development program which will enhance the Group's earnings. The Group currently has approximately $7 billion of development projects underway and in excess of $10 billion of new development projects expected to commence over the next 3 years. Given this extensive development program and the recent capital initiatives, the Group is well positioned for future growth", Messrs Lowy said.

The distribution forecast for the 2007 year remains unchanged at 106.5 cents per security.

ENDS

The Westfield Group (ASX Code: WDC) is an internally managed, vertically integrated, shopping centre group undertaking ownership, development, design, construction, funds/asset management, property management, leasing and marketing activities and employing in excess of 4,000 staff worldwide. It has investment interests in 119 shopping centres in four countries, with a total value of approximately A$62 billion and is the largest retail property group in the world by equity market capitalisation.

MEDIA RELEASE

Westfield

82-35029

Westfield Group

Results for the Six Month Period Ended 30 June 2007

1. Financial Highlights

	30 Jun 07	30 Jun 06		30 Jun 07	31 Dec 06
Net Property Income	$1,228m	$1,283m	Total Assets	$49,758m	$48,882m
Profit After Tax	$1,974m	$3,376m	Total Liabilities	$24,940m	$25,429m
Distribution	$946m	$955m	Net Assets	$24,818m	$23,453
Distribution per Security	53.25 cents	54.50 cents	Gearing[1]	36.3%	38.4%

Westfield Group operational segment earnings for the half year ended 30 June 2007 was $844 million, up 7.4% over the same period last year (on a constant currency basis). This represents 47.27 cents per security, an increase of 5.7%.

The distribution of $946.4 million (53.25 cents per security representing 50% of the forecast full year distribution) compares to the distribution paid of $955.4 million (54.50 cents per security) for the six months to 30 June 2006. The prior year distribution included project profits which are no longer distributed.

Profit after tax of $1,974 million (30 June 2006: $3,376 million) included property revaluation gains of $1,187 million (30 June 2006: $2,695 million); mark to market gains of $36 million (30 June 2006: $160 million) and $70 million (30 June 2006: $196 million) of deferred tax expense.

Net property income of $1,228 million (30 June 2006: $1,283 million) reflects the underlying growth from the existing portfolio as well as the impact of joint ventures, asset divestments and foreign currency movements. Accordingly, underlying interest expense for the period decreased in line with the reduction in debt as a result of these property transactions and the effect of currency movements.

Total assets have increased since 31 December 2006 from $48.9 billion to $49.8 billion. During the same period, the gross value of investments under management (including joint venture interests) rose by 3.1% from $60.7 billion to $62.6 billion.

The weighted average cap rate of the property portfolio in each region as at 30 June 2007 was Australia 5.6%, United States 6.1%, United Kingdom 5.1%, and New Zealand 6.6%.

---

[1] *Gearing as measured under the Group's global bond offerings*

All dollar amounts in Australian Dollars, unless otherwise stated

At the date of this announcement, the Group has raised approximately $6.0 billion in 2007 mainly through:

- The issue of Property Linked Notes to the value of $1.26 billion. The notes provide returns to investors based on the economic performance of the following Australian Westfield super regional and regional shopping centres: Parramatta, Hornsby, and Burwood in Sydney, Southland in Melbourne, Tea Tree Plaza in Adelaide, and Belconnen in Canberra.
- The sale of a 50% joint venture interest in Westfield Parramatta for $717.5 million to GIC Real Estate.
- The issue of $3 billion of ordinary equity from a Pro-Rata Entitlement Offer.
- The establishment of a £530 million Westfield UK Shopping Centre Wholesale Fund (effective 1 July 2007).

In addition, the Group has also recently announced:

- The strategic re-alignment of the United States portfolio - with the divestment of 4 assets in the St. Louis market for US$1.04 billion and the re-investment into the growing Florida market with the acquisition of 2 assets for US$400 million; and
- The formation of a new joint venture with LaSalle Investment Management Inc investing $738 million for a 50% share in Westfield Doncaster in Melbourne, Australia.

The Group's gearing level at 30 June 2007 (determined using the methodology required under the Group's bond issues), was 36.3% (31 December 2006: 38.4%). Including the proceeds from the $3.0 billion rights issue, gearing under this measure is 30%. Based on equity market capitalisation of $37.2 billion[2] (31 December 2006: $39.1 billion[2]), net debt to total market capitalisation was 28.2% (31 December 2006: 29.2%).

The total distribution for the period of 53.25 cents per stapled security comprises distributions from both Westfield Trust and Westfield America Trust. The aggregated distributions are anticipated to be approximately 50% tax advantaged.

[2] *Based on WDC share price at 30 June 2007 of $19.96 (31 December 2006: $20.99) and conversion of convertible securities*

All dollar amounts in Australian Dollars, unless otherwise stated

Westfield

For personal use only

2. Operational Highlights

Australia and New Zealand

	30 Jun 07	30 Jun 06		30 Jun 07	31 Dec 06
Net Property Income	$604 m	$592 m	Annual Retail Sales	$20.7 bn	$20.3 bn
	30 Jun 07	**31 Dec 06**	Retail Outlets	13,000	13,000
Group Property Investments	$21.6 bn	$21.6 bn	GLA (m sqm)	3.8	3.8
Centres	55	55			

The Australian and New Zealand operations contributed net property income of $604 million for the six months to 30 June 2007 ($592 million for the six months to 30 June 2006) which includes comparable mall income growth of approximately 6.1%. This performance reflects the steady retail conditions which prevailed during the period as well as the quality of the portfolios in both regions and includes the impact of the sale of 50% of Westfield Parramatta earlier in the year.

At period end occupancy rates continue to be in excess of 99.5% and average specialty store rent per square metre increased by 5.4% over the same time last year.

Retail sales in the Group's 44 Australian centres totalled $19.1 billion for the 12 months to 30 June 2007. On a comparable basis, for the 6 months to June 2007, total sales increased 5.2% with specialty store sales up 6.3%.

Retail sales at the Group's 11 shopping centres in New Zealand totalled NZ$1.8 billion for the 12 months to 30 June 2007. On a comparable basis, for the 6 months to June 2007, total sales increased 4.3% with specialty stores sales increasing 4.4% for the half year to 30 June 2007.

United Kingdom

	30 Jun 07	30 Jun 06		30 Jun 07	31 Dec 06
Net Property Income	£19 m	£30 m	Retail Outlets	750	750
	30 Jun 07	**31 Dec 06**	GLA (m sqm)	0.3	0.3
Group Property Investments	£1.0 bn	£1.0 bn			
Centres	7	7			

All dollar amounts in Australian Dollars, unless otherwise stated

Westfield

Property income from the UK operation was £19 million for the six months to 30 June 2007 (£30 million for the six months ended 30 June 2006). This reflects like for like mall income growth of 6.7%, primarily attributed to the continued performance of the Merry Hill centre near Birmingham and impacted by the sale of 50% of Merry Hill that occurred in December 2006.

At 30 June 2007, the portfolio was in excess of 99% leased and average specialty store rent per square metre increased by 5.8% over the same time last year.

In the UK, the KPMG/British Retail Consortium UK Retail Sales Monitor reported total sales across the country increased by 5.2% and on a comparable basis increased by 3.0% for the 6 months to 30 June 2007.

United States

	30 Jun 07	30 Jun 06		30 Jun 07	31 Dec 06
Net Property Income	US$466 m	US$460 m	Annual Retail Sales - specialties	US$7.6 bn	US$7.4 bn
	30 Jun 07	**31 Dec 06**	Retail Outlets	9,100	9,000
Group Property Investments	US$16.3 bn	US$15.6 bn	GLA (m sqm)	6.2	6.1
Centres	59	59			

The United States operations contributed net property income of US$466 million (US$460 million for the six months to 30 June 2006) with comparable mall income growth of 2.6%. Average specialty retail sales in the Group's US centres was US$470 per square foot with comparable growth of 2.9% for the six month period to 30 June 2007. The sales growth reflects the performance of the Group's West Coast (up 3.1%), Mid West (up 3.0%) and East Coast (up 1.5%) portfolios.

At 30 June 2007, the portfolio was 93.5% leased, which is consistent with the same period last year. New leases totalling 1.45 million square feet were completed during the period. New mall shop rents at US$50.38 per square foot represent a 29.8% increase over expiring rents and includes the positive impact of new projects. The average rent across the entire portfolio at June 2007 was US$44.24 per square foot, up 5.2% for over the same time last year.

All dollar amounts in Australian Dollars, unless otherwise stated

Westfield

Development and New Business Highlights

As at 30 June 2007 the Group had 16 projects under construction at a forecast cost of $7.2 billion (Westfield Group share $5.1 billion).

Australia and New Zealand

A summary of the current projects under construction in both Australia and New Zealand as at 30 June 2007 compared to 31 December 2006 is as follows:

	30 Jun 07	31 Dec 06
Number of Projects	7	3
Estimated Total Cost	$1.6 bn	$510 m
Yield Range	8.7% - 9.1%	9.2% - 9.5%

In Australia there are 2 major projects currently under construction scheduled to complete in 2007. The $170 million development of Westfield Kotara, near Newcastle, and the $190 million redevelopment of Westfield North Lakes in Brisbane are scheduled for completion in the second half of 2007.

The Westfield Group has another 3 projects currently under construction scheduled for completion in 2008. In the first half of 2008, the Group anticipates the completion of the $200 million development at Plenty Valley, Melbourne. The $195 million redevelopment of Westfield Bay City, in Geelong and the $600 million redevelopment of Westfield Doncaster in Melbourne are expected to complete in the second half of 2008.

Progress on the Group's landmark project in the Sydney CBD continues and during the period another major milestone was reached with the lodgement of the Stage 2 development application.

In New Zealand, construction has commenced on a NZ$70 million redevelopment at Manukau in Auckland which is scheduled for completion in the third quarter of 2008. Construction has continued on the Group's remaining New Zealand project, the NZ$210 million greenfield development at Albany which is progressing on schedule.

The current target weighted average yield range for the projects under construction in Australia and New Zealand is 8.7% to 9.1%. This reflects the Group's incremental income yield on the Group's project cost.

All dollar amounts in Australian Dollars, unless otherwise stated

Westfield

United Kingdom

The total value of current projects under construction in the United Kingdom is as follows:

	30 Jun 07	Yield Range
Derby	£340 m	8.25% - 8.75%
London	£1,600 m	5.25% - 5.75%

The Group's first development in the United Kingdom, the £340 million redevelopment at Derby is progressing well, and is scheduled to open on 9 October 2007, some 6 months ahead of the original schedule. The yield on the project remains on forecast, in the range of 8.25% and 8.75%.

The current £1.6 billion development at Westfield London is expected to be substantially complete by the end of 2008. The Group's total investment in this project will be approximately £1.0 billion with a yield range on completion of 5.25% to 5.75%.

Westfield has been granted planning approval for the first phase of its planned development at Stratford City, adjacent to the site of the 2012 London Olympic Games. While phase two of the planning process is underway, pre-development work on the site is progressing well and we remain confident of a target opening in 2011.

United States

A summary of the current projects under construction in the United States as at 30 June 2007 compared to 31 December 2006 is as follows:

	30 Jun 07	31 Dec 06
Number of Projects	7	10
Estimated Total Cost	US$880 m	US$1,050 m
Yield Range	9.3% - 9.8%	9.9% - 10.4%

The Group completed 3 developments during the period with a total cost of US$230 million. This includes the redevelopment of Brandon in Florida, the expansion at Southpark in Ohio, and the redevelopment of Garden State Plaza, in New Jersey. These developments were completed with a weighted average development yield of approximately 10.0%.

All dollar amounts in Australian Dollars, unless otherwise stated

Westfield

Construction continues at the Group's other development sites including Sarasota in Florida (US$60 million) and Annapolis in Maryland (US$150 million) due for completion in the second half of 2007. Plaza Bonita (US$90 million) in San Diego, California is forecast for completion in the first quarter of 2008. Galleria at Roseville near Sacramento in California (US$250 million) and Southcenter in Seattle, Washington (US$240 million) are scheduled for completion in the first quarter of 2009.

ENDS

Westfield Group

Half Year Results Presentation
30 June 2007

29 August 2007

Westfield

2007 Half Year Highlights

- Operational Segment Earnings of $844 million – up 7.4%[1]
  - 47.27 cents per security – up 5.7%[1]
- Distribution of 53.25 cents per security – represents 50% of the full year distribution forecast
- Net profit after tax for the half year of $1.97 billion
- Portfolio revaluations of $1.19 billion – including $501 million of development gains
- Interests in shopping centres with a gross value of $62.6 billion including $14.5 billion of joint venture interests

[1] On a constant currency basis

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

82-35029

Westfield

2007 Half Year Highlights continued...

- Solid operational performance achieved across all markets
- Extensive Development Program
  - 16 major projects currently under construction – total gross value of $7.2 billion (WDC share $5.1 billion)
  - Of the 16 projects, 10 are expected to be completed in 2007 – total gross value of $1.9 billion (WDC share $1.4 billion)
  - $10 billion (WDC share $9 billion) of new projects expected to commence over the next three years
- Strengthening of the balance sheet by raising over $6.0 billion – approximately half through asset partnerships and half through equity
- Post balance date announcements include:
  - The acquisition of 2 key assets for US$400 million and the divestment of 4 assets for US$1.04 billion in the United States
  - The formation of a new joint venture with LaSalle Investment Management Inc. investing $738 million for a 50% share in Westfield Doncaster in Melbourne (Aus)

Westfield

Business Review

- Portfolio Summary
- Shopping Centre Operating Performance
- Retail Sales Overview
- Global Development Activity

Westfield

Portfolio Summary as at 30 June 2007

	United States	Australia	United Kingdom	New Zealand	Total
Centres	59	44	7	11	121
Retail Outlets	9,100	11,500	750	1,500	22,850
GLA (million sqm)	6.2	3.5	0.3	0.3	10.3
Westfield Asset Value (billion)[1]	US$16.3	$19.1	£1.0	NZ$2.7	$43.1[1]
Assets Under Management (billion)[2]	US$19.8	$26.6	£4.3	NZ$2.9	$62.6[2]

Gross Lettable Area


UK
3%
Australia
34%
NZ
3%
US
60%

Assets Under Management


UK
16%
Australia
43%
NZ
4%
US
37%

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*
[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*
Note: Exchange rates as at 30 June 2007 were AUD/USD 0.8505, AUD/GBP 0.4242, AUD/NZ 1.1000.

Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent		Comparable NOI Growth[2]
			Number	Area	Amount[1]	Growth[3]	
Australia & New Zealand	> 99.5%	16.3%	1,672	200,422 sqm	$1,243 psm NZ$1,023 psm	5.4%	6.1%
United States	93.5%[4]	14.0%[4]	626	1,454,283 sqft	US$44.24 psf[4]	5.2%[4]	2.6%[4]
United Kingdom	> 99%	n/a	109	23,409 sqm	£642 psm	5.8%	6.7%

[1] *As at 30 June 2007*
[2] *6 months to 30 June 2007*
[3] *30 June 2007 compared to 30 June 2006*
[4] *Excludes recently announced divestments*

82-35029

Westfield

Retail Sales Overview[1]

	Period to 30 June 2007			
	MAT	12 months Growth	6 months Growth	3 months Growth
Australia				
Majors		3.2%	3.4%	2.7%
Specialties*		5.7%	6.3%	6.4%
Total	$19.1 bn	4.8%	5.2%	5.0%
New Zealand				
Specialties*		3.6%	4.4%	3.3%
Total	NZ$1.8 bn	3.8%	4.3%	3.2%
United States[2]				
Specialties	US$7.6 bn	3.3%	2.9%	0.3%
United Kingdom[3]				
Comparable		2.7%	3.0%	2.5%
Total	n/a	5.0%	5.2%	4.6%

** Includes larger format specialties*

[1] All sales growth figures are reported on a comparable basis
[2] US represents growth in sales per square foot
[3] British Retail Consortium-KPMG retail sales report

Westfield

Global Development Activity

- **16 major projects currently under construction with an estimated total cost of $7.2 billion (WDC share $5.1 billion)**

	No. of Projects	Estimated Total Cost	Target Weighted Average Yield[1]
United States	7	US$0.9 bn	9.3 – 9.8%
Australia & New Zealand	7	$1.6 bn	8.7 – 9.1%
United Kingdom – Derby	1	£0.3 bn	8.25 – 8.75%
– London	1	£1.6 bn	5.25 – 5.75%
Total	**16**	**$7.2 bn**	

[1] *Stabilised income/Westfield Group cost*

Westfield

Global Development Activity continued...

- **Completed 3 major developments during the first half of 2007 at a gross cost of US$230 million (WDC share US$180 million) with a weighted average development yield of approximately 10.0%**
  - United States: Brandon, Garden State Plaza, and Southpark
- **Anticipate the completion of 7 major developments during the second half of 2007 at a total cost of $1.6 billion (WDC share $1.2 billion) with a forecast weighted average development yield of approximately 9.0%**
  - United States: Annapolis, Old Orchard, and Sarasota
  - Australia: Kotara, North Lakes
  - New Zealand: Albany
  - United Kingdom: Derby
- **Expect to commence $10 billion (WDC share $9 billion) of new projects over the next three years**

Westfield

Future Major Projects

United States

- Belden Village (Ohio)
- Century City Phase II (California)
- Fashion Square (California)
- Fox Hills (California)
- MainPlace (California)
- Montgomery (Maryland)
- North County (California)
- Palm Desert (California)
- Plaza Camino Real (California)
- Santa Anita (California)
- Southgate (Florida)
- UTC (California)
- Valencia (California)
- Valley Fair (California)
- West Covina (California)
- West Valley (California)

Australia & New Zealand

- Belconnen (ACT)
- Booragoon (WA)
- Carindale (QLD)
- Fountain Gate (VIC)
- Macquarie (NSW)
- Marion (SA)
- Mt Gravatt (QLD)
- Newmarket (NZ)
- Pacific Fair (QLD)
- Riccarton (NZ)
- Sydney CBD (NSW)
- Tea Tree Plaza (SA)
- Warringah (NSW)

United Kingdom

- Broadway (Bradford)
- Merry Hill (Birmingham)
- Sprucefield (Lisburn, Northern Ireland)
- Stratford City (East London)
- The Broadmarsh Centre (Nottingham)
- The Friary (Guildford)

Westfield

Financial Review

- Income Statement
- Distribution Statement
- Balance Sheet
- Property Investments

82-35029

82-35029

Westfield

Operational Segment Analysis

$ million	6 months to 30 June 2007 Jun 2007 Actual	Jun 2006 (Constant currency)[1]	Jun 2006 Actual	Jun 2007 Actual vs Jun 2006 (Constant currency)
Property income	1,581	1,613	1,676	(2.0)%
Net contribution from equity accounted properties	149	100	104	
JV project and property management net income	47	22	22	
Total income	**1,777**	**1,735**	**1,802**	
Total expenses	(493)	(479)	(500)	2.9%
EBIT	**1,284**	**1,256**	**1,302**	2.2%
Net interest expense	(380)	(443)	(469)	(14.2)%
Minority interests	(60)[2]	(27)	(29)	
Segment earnings	**844**	**786**	**804**	7.4%
Weighted average number of securities[3]	**1,785.1**	**1,759.5**	**1,759.5**	
Cents per security	**47.27c**	**44.70c**	**45.72c**	5.7%

[1] Constant currency is achieved by retranslating each item in the prior period profit and loss statement at the current period exchange rate. The average exchange rates are AUD/USD 0.8082 (30/6/06 0.7434); AUD/GBP 0.4101 (30/6/06 0.4151); AUD/NZD 1.1259 (30/6/06 1.1556)

[2] Minority interest of $56m ($32m Property Linked Notes and $24m convertible preference securities) included as interest under AIFRS has been reclassified to minority interest

[3] 2007 and 2006 includes an adjustment of 8.641 million securities representing the bonus element of the pro-rata entitlement offer completed in July 2007.

82-35029

Westfield

Income Statement by Business Segment

$ million	Operational	Development	Corporate	Total
	6 months to June '07			
Property income	1,581	11	-	1,592
Net contribution from equity accounted properties	149	(7)	14	156
Property revaluations – consolidated	-	304	599	903
Property revaluations – equity accounted	-	197	87	284
Profit on divestment of assets	-	-	1	1
JV project and property management net income	47	-	-	47
Total income	**1,777**	**505**	**701**	**2,983**
Total expenses	(493)	(50)	(18)	(561)
Currency derivatives	-	-	(244)	(244)
EBIT	**1,284**	**455**	**439**	**2,178**
Net interest expense	(380)	(61)	456	15
Tax expense	-	-	(28)	(28)
Deferred tax expense	-	-	(70)	(70)
Minority interests	(60)[1]	-	(61)	(121)
Segment earnings	**844**	**394**	**736**	**1,974**

[1] Minority interest of $56m ($32m Property Linked Notes and $24m convertible preference securities) included as interest under AIFRS has been reclassified to minority interest

Income Statement

$ million	6 months to Jun 2007	6 months to Jun 2006
Property income	1,592	1,689
Contribution from equity accounted investments	156	118
Property revaluations	1,187	2,695
Other income	47	22
Net profit from asset divestments	1	-
Total Income	**2,983**	**4,524**
Total expenses	(561)	(560)
Currency derivatives	(244)	(30)
Goodwill arising from recognition of deferred tax on acquisitions	-	(103)
EBIT	**2,178**	**3,831**
Financing costs	(408)	(379)
Mark to market of derivatives, preference shares, Property Linked Notes and minority interests treated as debt	314	197
Profit before tax	**2,084**	**3,649**
Tax expense	(28)	(45)
Deferred tax expense	(70)	(196)
Minority interests	(12)	(32)
Profit after tax	**1,974**	**3,376**

Westfield

Distribution Statement

6 months to 30 June 2007

	$m	Cents per Security
Operational Segment Earnings	844	47.27c
Distribution Hedging[1]	75	4.19c
	919	51.46c
Distribution	946	53.25c[2]

- Forecast Distribution for the 12 months to December 2007 is 106.5 cents per security

[1] *Based on contract rates*
[2] *Represents 50% of full year forecast distribution*

Westfield

Balance Sheet

$ million	30 Jun '07	31 Dec '06
Cash	267	247
Property investments		
- Shopping centres	36,489	37,213
- Work in progress	3,007	2,330
- Property held for redevelopment	1,421	1,347
Net Investments in equity accounted entities	5,599	5,410
Other assets	2,975	2,335
Total assets	**49,758**	**48,882**
Interest bearing liabilities	16,874	18,470
Other financial instruments[1]	2,996	1,997
Finance lease liabilities	86	92
Deferred tax	2,751	2,773
Other liabilities and minority interests	2,233	2,097
Total liabilities	**24,940**	**25,429**
Net Assets	**24,818**	**23,453**

[1] Convertible preference securities and Property Linked Notes that the Westfield Group considers as equity given their economic characteristics

Westfield

Property Investments

- Change in value of gross property investments

	$ billion
Gross property investments as at 31 December 2006	47.9
Revaluations	1.2
Redevelopment expenditure	1.3
Acquisitions	0.1
Divestments	(0.7)
Gross property investments as at 30 June 2007 (pre exchange rate impact)	49.8
Exchange rate impact	(1.7)
Gross property investments as at 30 June 2007	**48.1**

- Weighted average cap rates for each region:

	30 Jun 2007	31 Dec 2006
Australia	5.6%	5.6%
New Zealand	6.6%	6.7%
United Kingdom	5.1%	5.1%
United States	6.1%	6.3%

Westfield

Development Segment Assets

$ million	At 30 June 2007		
	WIP[1,2]	Property held for redevelopment[3]	Total
■ Australia & New Zealand	494	288	**782**
■ United States	534	550	**1,084**
■ United Kingdom	2,332	750	**3,082**
Total	3,360	1,588	**4,948**
Consolidated			4,428
Equity Accounted			520
Total			**4,948**

[1] Work in progress – costs incurred on projects currently under construction

[2] Interest cost in respect of Work In Progress is capitalised

[3] Interest cost in respect of property held for future redevelopment is expensed to the development business segment

Key Financial Ratios as at 30 June 2007

Financial ratios per the Westfield Group's bond offerings

■ Net debt as a % of assets	36.3%	→ Proforma including $3.0bn Entitlement Offer 30.0%[1]
■ Secured debt as a % of assets	10.8%	
■ EBITDA to interest expense	2.6 times	
■ Unsecured assets as a % of unsecured debt	251%	
Gearing:		
■ Debt to total market capitalisation	28.2%	

[1] *Completed post balance date*

Westfield Group

Appendix

Results Presentation

Half Year Result ended 30 June 2007

Appendices

Page Number

Net Property Income – by Region[1]

	6 months to Jun 2007	6 months to Jun 2006	% Change[2]
Australia & New Zealand ($ million)	$ 604	$ 592	2.0%
United States (US$ million)	US$ 466	US$ 460	1.3%
United Kingdom (£ million)	£ 19	£ 30	(36.7)%

[1] *Includes the Group's share of equity accounted assets*
[2] *Includes the impact of asset divestments*

Assets Under Management

$ million

Property Investments as at 30 June 2007

	Westfield Group				
	100% Share	Equity Accounted JV Share	Total	JV Partner Share	Total Assets Under Management
Shopping Centres	36,489	6,630	43,119	11,906	55,025
Work in progress	3,007	353	3,360	2,408	5,768
Property held for development	1,421	167	1,588	220	1,808
Property Investments	**40,917**	**7,150**	**48,067**	**14,534**	**62,601**
Less JV debt & working capital		(1,551)	(1,551)		
Westfield Group Share	**40,917**	**5,599**	**46,516**		

Assets by Business Segment[1]

$ million	6 months to June 2007		
	Operational	Development	Total
Shopping centres			
Consolidated	36,211	278	36,489
Equity accounted	6,574	56	6,630
	42,785	**334**	**43,119**
Work in progress			
Consolidated	-	3,007	3,007
Equity accounted	-	353	353
Properties held for future redevelopment			
Consolidated	-	1,421	1,421
Equity accounted	-	167	167
	-	**4,948**	**4,948**
Total Property investments and WIP	**42,785**	**5,282**	**48,067**

[1] *Includes the Group's share of equity accounted assets*

Current Projects

United States – Approx US$880 million

Forecast	Total Cost[1] US$ million	Yield Range	Anticipated Completion
Sarasota (Florida)	60	8.5 – 9.0%	Qtr 3 '07
Annapolis (Maryland)	150	10.0 – 10.5%	Qtr 4 '07
Old Orchard (Illinois)	40	10.5 – 11.0%	Qtr 4 '07
Plaza Bonita (California)	90	10.0 – 10.5%	Qtr 1 '08
Topanga – Stage 2 (California)	50	9.5 – 10.0%[2]	Qtr 4 '08
Southcenter (Washington)	240	10.0 – 10.5%	Qtr 1 '09
Galleria at Roseville (California)	250	8.0 – 8.5%	Qtr 1 '09
Total	**880**	**9.3 – 9.8%**	

[1] *Excludes project profits except for joint ventures*
[2] *Yield range of entire project – Stage 1 (US$300million) completed and opened*

Current Projects

Australia & New Zealand – Approx $1.6 billion

	Total Cost[1] $ million	Yield Range	Anticipated Completion
Kotara (Newcastle)	170	8.8 – 9.1%	Qtr 3 '07
Albany (Auckland)	NZ 210	10.6 – 10.9%	Qtr 4 '07
North Lakes (Brisbane)[2]	190	9.3 – 9.6%	Qtr 4 '07
Plenty Valley (Melbourne)[2]	200	9.5 – 9.8%	Qtr 2 '08
Manukau (Auckland)	NZ 70	8.7 – 9.0%	Qtr 3 '08
Bay City (Geelong)[2]	195	8.5 – 8.8%	Qtr 3 '08
Doncaster (Melbourne)	600	7.75 – 8.25%	Qtr 4 '08
TOTAL	**1,610**	**8.7 – 9.1%**	

[1] Excludes project profits except for joint ventures
[2] Joint venture centres

Current Projects

United Kingdom – Approx £1.94 billion

	Total Cost £ million	Yield Range	Anticipated Completion
Derby	340[1]	8.25 – 8.75%	Qtr 4 '07
London	1,600[2]	5.25 – 5.75%	Qtr 4 '08

[1] Includes project profits. Westfield Group share 50% – approximately £170 million
[2] Westfield Group share 50% – approximately £1,000 million

Comparable Retail Sales Growth by Category

Australia

	Period to 30 June 2007		
	12 months	6 months	3 months
Department Stores	6.0%	4.4%	2.8%
Discount Department Store	(0.6)%	1.2%	0.3%
Supermarkets	2.8%	2.6%	2.7%
Cinemas	(1.5)%	(2.3)%	(0.4)%
Fashion	4.7%	6.2%	7.4%
Food Catering	4.8%	4.9%	5.0%
Food Retail	6.8%	6.4%	5.5%
Footwear	8.9%	7.3%	6.8%
General Retail	6.9%	6.4%	5.2%
Homewares	1.4%	3.4%	2.2%
Jewellery	7.7%	10.8%	11.9%
Leisure	10.9%	10.9%	11.3%
Retail Services	7.3%	8.7%	7.8%
Specialties*	**5.7%**	**6.3%**	**6.4%**
TOTAL	**4.8%**	**5.2%**	**5.0%**

** Specialty stores are inclusive of large format specialties*

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Comparable Retail Sales Growth by Category

United States

	Period to 30 June 2007		
	12 months	6 months	3 months
Fashion	2.6%	2.4%	(3.0)%
Jewellery	(1.0)%	(3.5)%	(3.3)%
Leisure	6.2%	6.3%	6.3%
Food retail	2.9%	3.6%	3.9%
General retail	3.8%	2.4%	0.5%
Cinemas	4.4%	3.5%	1.3%

Funding

Facility Mix – 30 June 2007


CMBS/Other
Secured
21%
Bank
Facilities
44%
Debt Capital
Markets
35%

Facility Maturity Profile – 30 June 2007


20%
15%
10%
5%
0%
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

- Group liquidity as at 30 June 2007 was $6.7 billion. This excludes proceeds from the $3.0bn Pro-rata Entitlement Offer and UK Wholesale Fund which were received in July 2007. Total liquidity is now $9.6 billion
- Interest Rate Profile as at 30 June 2007
  - Weighted average interest cost of 5.25% (including impact of balance sheet hedging and Westfield Group Merger mark to market)
  - Percentage of fixed rate debt is 97% with an average interest rate hedge maturity of 8.1 years

Operational Segment Borrowings

$ million	At 30 Jun 2007	At 31 Dec 2006
Interest bearing liabilities	16,874	18,470
Finance lease liabilities	86	92
Other financial instruments	2,996	1,997
Share of equity accounted interest bearing liabilities	1,650	1,727
Total borrowings	**21,606**	**22,286**
Total borrowings	**21,606**	**22,286**
Less: Borrowings attributable to Development & New Business Segment	(5,282)	(4,408)
Total Borrowings attributable to Operating Segment	**16,324**	**17,878**
Less: Operating segment share of equity accounted interest bearing liabilities	(1,074)	(1,214)
Less: Minority interest in the Operational Segment Income Statement (Slide 12)	(2,046)	(859)
Operational Segment Consolidated Borrowings	**13,204**	**15,805**

Interest Rate Hedging Profile

INTEREST HEDGING PROFILE*

	$ interest receivable		US$ interest payable		£ interest payable		$ interest payable	
As at Dec	$m	Fixed Rate %	US$m	Fixed Rate %	£m	Fixed Rate %	$m	Fixed Rate %
Jun 2007	5,731.0	6.59%	(13,836.3)	5.43%	(1,826.6)	5.45%	(2,299.7)	6.78%
2007	5,732.0	6.59%	(13,758.7)	5.48%	(1,927.2)	5.47%	(2,758.7)	6.47%
2008	5,200.0	6.72%	(14,528.9)	5.56%	(1,892.2)	5.36%	(3,817.8)	6.69%
2009	5,200.0	6.73%	(13,977.8)	5.73%	(1,932.3)	5.35%	(3,319.8)	6.77%
2010	4,000.0	6.68%	(11,529.5)	5.81%	(2,082.2)	5.35%	(2,942.7)	6.69%
2011	3,500.0	6.68%	(9,914.5)	5.83%	(2,082.2)	5.35%	(2,260.6)	6.69%
2012	2,750.0	6.71%	(7,932.3)	5.83%	(1,782.5)	5.33%	(1,841.1)	6.60%
2013	1,350.0	6.71%	(6,851.0)	5.81%	(1,782.5)	5.33%	(543.9)	6.33%
2014	400.0	6.53%	(4,630.4)	5.93%	(1,490.0)	5.29%	(419.0)	6.17%
2015	0.0	N/A	(3,146.5)	5.97%	(1,050.0)	5.41%	(10.0)	6.66%
2016	0.0	N/A	(570.2)	6.51%	(600.0)	5.39%	0.0	N/A

** Fixed rate includes the Westfield Group Merger mark to market*

Currency Hedging Profile

FOREIGN CURRENCY DENOMINATED BALANCE SHEET HEDGING MATURITY PROFILE

Maturing during period ended Dec	Cross currency swap receivable/(payable)				
	$m	US$m	£m	NZ$m	€m
2007	127.9	(75.0)	-	-	-
2008	(203.0)	(31.0)	-	294.5	-
2009	862.7	(600.0)	-	-	-
2010	590.2	(425.0)	-	-	-
2011	1,024.3	(630.5)	-	-	-
2012	860.8	(1,105.1)	(133.0)	-	600.0
2013	1,065.2	(769.0)	-	-	-
2014	1,160.0	(833.0)	-	-	-
	5,488.1	(4,468.6)	(133.0)	294.5	600.0

Note: *To manage the cash flow impact of maturing cross currency swaps the Group has entered into put and call options ("collar") over US$4 billion of the Group's borrowings. The "collar" matures in the twelve month period ending 31 December 2008 and has an average exchange rate upper limit of AUD = USD 0.7559 and an average exchange rate lower limit of AUD = USD 0.7086.*

Currency Hedging Profile continued...

FOREIGN CURRENCY DENOMINATED NET INCOME HEDGING MATURITY PROFILE

	Sell US$ Forward Exchange Contracts			Sell NZ$ Forward Exchange Contracts		
Maturing during period ended Dec	US$m	Hedge Rate*	Contract Rate	NZ$m	Hedge Rate*	Contract Rate
2007	(238.7)	0.6020	0.5331	(176.4)	1.1272	1.1459
2008	(222.3)	0.6688	0.6522	(179.0)	1.1280	1.1338
2009	(208.0)	0.7102	0.7102	(175.2)	1.1498	1.1498
2010	(161.3)	0.7246	0.7246	(130.0)	1.1801	1.1801
2011	(103.0)	0.7642	0.7642	(69.0)	1.2110	1.2110
2012	(30.0)	0.8103	0.8103	-	-	-

** Hedge rate includes the Westfield Group Merger mark to market*

Exchange Rates

- Income Statement – average exchange rates for the 6 months to 30 June 2007:
  - AUD/USD 0.8082 (6 months to 30 June 2006: AUD/USD 0.7434)
  - AUD/GBP 0.4101 (6 months to 30 June 2006 : AUD/GBP 0.4151)
  - AUD/NZD 1.1259 (6 months to 30 June 2006 : AUD/NZD 1.1556)
- Balance Sheet – exchange rates as at 30 June 2007:
  - AUD/USD 0.8505 (31 December 2006: AUD/USD 0.7896)
  - AUD/GBP 0.4242 (31 December 2006: AUD/GBP 0.4025)
  - AUD/NZD 1.1000 (31 December 2006: AUD/NZD 1.1212)

82-35029

Westfield Group
Half-Year Financial Report

For the half-year ended 30 June 2007

82-35029

Appendix 4D
Half-Year Report
under ASX listing rule 4.2A.3

Name of stapled entity
WESTFIELD GROUP

Entities that form the stapled entity	Current reporting period
Westfield Holdings Limited ("WHL") ABN 66 001 671 496	**6 months ended 30 June 2007**
Westfield Trust ("WT") ARSN 090 849 746	Previous reporting period
Westfield America Trust ("WAT") ARSN 092 058 449	**6 months ended 30 June 2006**

Introduction

This half-year report should be read in conjunction with the annual financial report of the Westfield Group as at 31 December 2006. It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group during the 6 months ended 30 June 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

Results for announcement to the market (A$ million)

	6 months 30 Jun 07	6 months 30 Jun 06	Increase / (decrease)
Revenue and other income* (excluding property revaluation)	**2,046.5**	**1,963.9**	**4.2 %**
Property revaluation - consolidated	**902.3**	**2,261.9**	**(60.1) %**
- equity accounted	**284.3**	**432.9**	**(34.3) %**
Total revenue and other income	**3,233.1**	**4,658.7**	**(30.6) %**
Profit from ordinary activities after tax expense attributable to stapled security holders of the Westfield Group (including property revaluation)	**1,973.9**	**3,376.3**	**(41.5) %**

** Primarily rental revenue and third party property management and development revenue.*

Dividend/distributions

	Cents per security	
	WDC Ordinary securities	WDCNA DRP securities
Interim dividend/distributions proposed to be paid on 31 August 2007	53.25	35.89
comprising:		
- dividend in respect of a WHL share	-	-
- distribution in respect of a WT unit (i)	29.00	19.55
- distribution in respect of a WAT unit (i)	24.25	16.34

(i) The aggregate distributions in respect of WT and WAT units are expected to be 50% tax advantaged. The taxable amount in respect of full year aggregated distributions is estimated to include capital gains (discounted by 50%) of 11 cents per unit arising from property disposals made to date during the year.

Record date for determining entitlements to the interim dividend/distributions **5.00 pm** **14 August 2007**

Commentary and analysis of the results for the period ended 30 June 2007 can be found in the attached Westfield Group media release dated 29 August 2007. This media release forms part of the Appendix 4D.

Amounts in this report shown as 0.0 represent amounts less than $50,000 that have been rounded.

WESTFIELD GROUP

INCOME STATEMENT

for the half-year ended 30 June 2007

	Note	30 Jun 07 $million	30 Jun 06 $million
Revenue and other income			
Property revenue	3	1,592.0	1,688.9
Property revaluation		902.3	2,261.9
Property development and project management revenue		252.3	124.1
Property and funds management income		35.1	25.0
		2,781.7	**4,099.9**
Share of after tax profits of equity accounted entities			
Property revenue		252.6	196.2
Property revaluation		284.3	432.9
Property expenses and outgoings		(72.9)	(56.0)
Interest and tax expense		(23.3)	(21.8)
	11(b)	**440.7**	**551.3**
Profit on disposal of assets	4	0.8	-
Interest income		9.9	7.5
Total revenue and other income		**3,233.1**	**4,658.7**
Expenses			
Property expenses and outgoings		(543.5)	(545.5)
Property development and project management costs		(224.5)	(113.5)
Property and funds management costs		(15.5)	(13.3)
Corporate costs		(17.9)	(14.7)
		(801.4)	**(687.0)**
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off		-	(102.6)
Currency derivatives	5	(244.1)	(30.2)
Financing costs	7	(103.8)	(189.8)
Total expenses		**(1,149.3)**	**(1,009.6)**
Profit before tax expense and minority interests		**2,083.8**	**3,649.1**
Tax expense	8	(97.6)	(241.0)
Profit after tax expense for the period		**1,986.2**	**3,408.1**
Less: net profit attributable to minority interests			
- Westfield Trust unit holders ("WT")		(1,039.5)	(2,441.5)
- Westfield America Trust unit holders ("WAT")		(651.2)	(710.2)
- External		(12.3)	(31.8)
Net profit attributable to Members of Westfield Holdings Limited ("Parent Company")		**283.2**	**224.6**

Net profit attributable to stapled security holders of the Westfield Group analysed by amounts attributable to:		
Westfield Holdings Limited security holders	283.2	224.6
Westfield Trust unit holders	1,039.5	2,441.5
Westfield America Trust unit holders	651.2	710.2
Net profit attributable to stapled security holders of the Westfield Group	**1,973.9**	**3,376.3**

	cents	cents
Basic earnings per Westfield Holdings Limited share	**15.86**	**12.77**
Diluted earnings per Westfield Holdings Limited share	**15.76**	**12.73**
Basic earnings per stapled security	**110.58**	**191.89**
Diluted earnings per stapled security	**110.57**	**191.14**

WESTFIELD GROUP

DIVIDEND/DISTRIBUTION STATEMENT

for the half-year ended 30 June 2007

	Note	30 Jun 07 $million	30 Jun 06 $million
Operational segment result (excluding property revaluation) attributable to stapled security holders of the Westfield Group and external minority interests	20	1,284.2	1,302.5
Adjusted for unallocated items relating to the operational segment:			
Net interest expense		(435.9)	(494.1)
Minority interests - external		(12.3)	(31.8)
Revaluation of investment properties included in minority interests - external		7.9	27.7
Operational profit attributable to stapled security holders available for distribution		**843.9**	**804.3**
Other items available for distribution			
Exchange differences in respect of the hedging of offshore operational profit		74.7	82.8
Project profits available for distribution (i)		-	128.0
Distribution from retained earnings / (amount retained)		27.4	(60.9)
Income to be distributed		**946.0**	**954.2**
Weighted average number of stapled securities on issue for the period (ii)		1,776.5	1,750.8
Distributable income per ordinary stapled security (cents)		**53.25**	**54.50**
Distributable income per February Distribution Reinvestment Plan ("DRP") security (cents)		**35.89**	**36.73**
Dividend/distributions paid/proposed (iii)		**946.4**	**955.4**
Weighted average number of stapled securities entitled to distributions at 30 June 2007		1,777.2	1,752.9
Dividend/distributions per ordinary security (cents)		**53.25**	**54.50**
Dividend/distributions per February DRP security (cents)		**35.89**	**36.73**

(i) With effect from 1 July 2006, project profits will no longer be distributed.

(ii) 1,785.1 million (30 June 2006: 1,759.5 million) weighted average number of stapled securities on issue for the period has been included in the calculation of basic and diluted earnings per stapled security as reported in the income statement. This includes an adjustment of 8.641 million securities representing the bonus element of the pro-rata entitlement offer, which was completed in July 2007. The weighted average number of stapled securities on issue for the period that are entitled to the dividend and distributions totalling 1,776.5 million (30 June 2006: 1,750.8 million) does not include the bonus element of 8.641 million securities noted above.

(iii) The dividend/distributions proposed of $946.4 million includes a $0.4 million cum-dividend/distribution component in respect of stapled securities that were issued during the period with full dividend/distribution entitlement.

WESTFIELD GROUP
BALANCE SHEET
as at 30 June 2007

	Note	30 Jun 07 $million	31 Dec 06 $million
Current assets			
Cash and cash equivalents		267.4	246.9
Trade receivables		81.6	53.2
Investment properties	9, 19(3)&(4)	1,502.0	149.8
Equity accounted investments	11(c), 19(2)	803.3	-
Derivative assets		254.7	218.8
Receivables		258.3	195.2
Inventories		31.5	20.5
Tax receivable		65.8	18.2
Prepayments and deferred costs		125.4	91.5
Total current assets		**3,390.0**	**994.1**
Non current assets			
Investment properties	9	39,415.1	40,740.1
Equity accounted investments	11(c)	4,795.4	5,410.2
Other investments		111.0	114.9
Derivative assets		1,390.8	983.3
Property, plant and equipment		241.8	242.7
Receivables		65.3	59.6
Deferred tax assets		27.0	33.4
Prepayments and deferred costs		321.6	303.4
Total non current assets		**46,368.0**	**47,887.6**
Total assets		**49,758.0**	**48,881.7**
Current liabilities			
Payables		1,228.2	1,181.6
Interest bearing liabilities	12	1,352.5	1,135.9
Tax payable		43.3	38.0
Derivative liabilities		79.4	42.2
Total current liabilities		**2,703.4**	**2,397.7**
Non current liabilities			
Payables		58.4	71.9
Interest bearing liabilities	12	15,607.6	17,425.8
Other financial liabilities	13	2,996.1	1,997.4
Deferred tax liabilities		2,751.3	2,773.4
Derivative liabilities		639.5	586.2
Total non current liabilities		**22,052.9**	**22,854.7**
Total liabilities		**24,756.3**	**25,252.4**
Net assets		**25,001.7**	**23,629.3**

82-35029

WESTFIELD GROUP

BALANCE SHEET

as at 30 June 2007

	Note	30 Jun 07 $million	31 Dec 06 $million
Equity attributable to Members of the Westfield Holdings Limited			
Contributed equity	14(b)	943.9	908.1
Reserves		(126.4)	(20.0)
Retained profits		1,057.0	836.8
Total equity attributable to Members of the Westfield Holdings Limited		**1,874.5**	**1,724.9**
Equity attributable to minority interests - Westfield Trust and Westfield America Trust unit holders			
Contributed equity	14(b)	12,332.4	12,026.8
Reserves		558.5	486.2
Retained profits		10,052.1	9,215.1
Total equity attributable to minority interests - Westfield Trust and Westfield America Trust unit holders		**22,943.0**	**21,728.1**
Equity attributable to minority interests - external			
Contributed equity		94.0	94.0
Retained profits		90.2	82.3
Total equity attributable to minority interests - external		**184.2**	**176.3**
Total equity attributable to minority interests		**23,127.2**	**21,904.4**
Total equity		**25,001.7**	**23,629.3**

Equity attributable to stapled security holders of the Westfield Group analysed by amounts attributable to:		
Westfield Holdings Limited security holders	1,874.5	1,724.9
Westfield Trust and Westfield America Trust unit holders	22,943.0	21,728.1
Total equity attributable to stapled security holders of the Westfield Group	**24,817.5**	**23,453.0**

WESTFIELD GROUP

STATEMENT OF CHANGES IN EQUITY

for the half-year ended 30 June 2007

	30 Jun 07 $million	30 Jun 06 $million
Changes in equity attributable to Members of the Westfield Group		
Opening balance of equity at 1 January 2007 (30 June 2006: 1 January 2006)	23,453.0	19,466.4
Contributed equity		
- Dividend/distribution reinvestment plan	263.0	162.3
- Conversion of options	78.4	74.0
Foreign currency translation reserve		
- Net exchange difference on translation of foreign operations (i) (ii)	(34.1)	(231.2)
Retained profits		
- Dividend/distribution paid	(916.7)	(964.7)
Net adjustments recognised directly in equity	(609.4)	(959.6)
Net profit attributable to stapled security holders of the Westfield Group (i) (ii)	1,973.9	3,376.3
Closing balance of equity attributable to Members of the Westfield Group	**24,817.5**	**21,883.1**
Changes in equity attributable to external Minority Interests		
Opening balance of equity attributable to external Minority Interests at 1 January 2007 (30 June 2006: 1 January 2006)	176.3	131.8
Profit after tax expense for the period	12.3	31.8
Dividends/distributions paid or provided for	(4.4)	(4.1)
Closing balance of equity attributable to external Minority Interests	**184.2**	**159.5**
Total Equity	**25,001.7**	**22,042.6**

(i) Total income and expenses for the period attributable to Members of the Westfield Group, including amounts recognised directly in equity, is $1,939.8 million (30 June 2006: $3,145.1 million), being profit after tax expense for the period of $1,973.9 million (30 June 2006: $3,376.3 million) and the net exchange loss on translation of foreign operations of $34.1 million (30 June 2006: loss $231.2 million).

(ii) Total income and expenses for the period attributable to Members of the Westfield Group includes income and expenses attributable to Members of WT and WAT, including amounts recognised directly in equity, of $1,763.0 million (30 June 2006: $2,924.5 million), being profit after tax expense for the period of $1,690.7 million (30 June 2006: $3,151.7 million) and the net exchange gain on translation of foreign operations of $72.3 million (30 June 2006: loss $227.2 million).

82-35029

82-35029

WESTFIELD GROUP

CASH FLOW STATEMENT

for the half-year ended 30 June 2007

	30 Jun 07 $million	30 Jun 06 $million
Cash flows from operating activities		
Receipts in the course of operations (including GST)	1,846.6	1,929.8
Payments in the course of operations (including GST)	(767.2)	(788.1)
Settlement of income hedging currency derivatives	74.8	82.8
Dividends/distributions received from equity accounted associates	157.5	105.7
Income and withholding taxes paid	(63.7)	(94.7)
Goods and services taxes paid	(44.5)	(77.3)
Net cash flows from operating activities	**1,203.5**	**1,158.2**
Cash flows from investing activities		
Acquisition of property investments	-	(412.7)
Payments of capital expenditure for property investments	(1,194.7)	(639.1)
Proceeds from the sale of property investments	725.8	564.0
Net payments for investments in equity accounted investments	(143.6)	(77.8)
Payments for the purchases of property, plant and equipment	(14.5)	(15.4)
Net cash flows used in investing activities	**(627.0)**	**(581.0)**
Cash flows used in financing activities		
Proceeds from the issuance of securities	311.5	220.4
Net proceeds from interest bearing liabilities	596.8	815.3
Financing costs	(581.0)	(592.4)
Interest received	9.9	7.2
Settlement of foreign currency loans and balance sheet hedging currency derivatives	17.8	(6.9)
Dividends/distributions paid	(916.7)	(964.7)
Dividends/distributions paid by controlled entities to minority interests	(4.4)	(3.9)
Net cash flows used in financing activities	**(566.1)**	**(525.0)**
Net increase in cash and cash equivalents held	10.4	52.2
Add opening cash brought forward	233.2	171.3
Effects of exchange rate changes on opening cash brought forward	0.1	0.8
Cash and cash equivalents at the end of the period	**243.7**	**224.3**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

1_Corporate information

This financial report of the Westfield Group for the half-year ended 30 June 2007 was approved in accordance with a resolution of the Board of Directors of Westfield Holdings Limited ("Parent Company") on 29 August 2007.

The nature of the operations and principal activities of the Westfield Group are described in the Directors' Report.

2_Basis of preparation of the financial report

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the annual financial report of Westfield Group as at 31 December 2006.

It is also recommended that the half-year financial report be considered together with any public announcements made by the Westfield Group and its controlled entities during the half-year ended 30 June 2007 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a)_Basis of accounting

The half-year consolidated financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The half-year financial report has been prepared on a historical cost basis, except for investment properties, equity accounted investments, derivative financial instruments, other financial liabilities and available for sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges and are otherwise carried at cost are adjusted to record changes in the fair values attributable to the risks that are being hedged.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

The half-year consolidated financial report has been prepared using the same accounting policies as used in the annual financial report for the year ended 31 December 2006 except for the changes in accounting policy noted below.

This financial report is presented in Australian dollars.

(b)_Changes in Accounting Policy

Since 1 January 2007 the Group has adopted AASB 7 *Financial Instruments: Disclosures* which is mandatory for annual reporting periods beginning on or after 1 January 2007. Adoption of this Standard did not have any effect on the financial position or performance of the Group. Disclosures required under this standard will be contained in the annual report for the year ended 31 December 2007.

(c)_Comparative information

Where applicable, certain comparative figures are restated in order to comply with the current period's presentation of the financial statements.

(d)_Rounding

In accordance with ASIC Class Order 98/0100, the amounts shown in the financial report have, unless otherwise indicated, been rounded to the nearest tenth of a million dollars. Amounts shown as 0.0 represent amounts less than $50,000 that have been rounded down.

	30 Jun 07 $million	30 Jun 06 $million
3_Property revenue		
Shopping centre base rent and other property income	1,614.4	1,705.6
Tenant allowances amortised	(22.4)	(16.7)
	1,592.0	**1,688.9**
4_Profit on disposal of assets		
Revenue from shopping centre sales	717.5	-
Costs of shopping centre sold	(717.5)	-
Net proceeds from other property sales	0.8	-
	0.8	**-**
5_Currency derivatives		
Gains on income hedging currency derivatives (excluding mark to market of derivatives not qualifying for hedge accounting)	52.4	36.3
Gains on balance sheet hedging currency derivatives (excluding mark to market of derivatives not qualifying for hedge accounting)	8.6	-
Mark to market of derivatives	(305.1)	(66.5)
	(244.1)	**(30.2)**

WESTFIELD GROUP
NOTES TO THE FINANCIAL STATEMENTS
for the half-year ended 30 June 2007

	30 Jun 07 $million	30 Jun 06 $million
6_Significant items		
Profit before tax and minority interests includes the following significant items. The disclosure of these items is relevant in explaining the financial performance of the business.		
Property revaluation	902.3	2,261.9
Equity accounted property revaluation	284.3	432.9
Profit on disposal of assets	0.8	-
Goodwill on acquisitions (due to the recognition of deferred tax liabilities) written off	-	(102.6)
Mark to market of interest rate hedges that do not qualify for hedge accounting	270.7	228.5
Mark to market of other financial liabilities	70.1	(1.7)
Mark to market of currency derivatives	(305.1)	(66.5)
	1,223.1	**2,752.5**
7_Financing costs		
Gross financing costs (excluding mark to market of interest rate hedges that do not qualify for hedge accounting)		
- Interest bearing liabilities	(430.5)	(418.3)
- Other financial liabilities	(27.9)	(27.2)
Financing costs capitalised to construction projects	72.4	58.5
Financing costs	(386.0)	(387.0)
Finance leases interest expense	(2.9)	(4.5)
Mark to market of interest rate hedges that do not qualify for hedge accounting	270.7	228.5
Interest expense on other financial liabilities	(55.7)	(25.1)
Mark to market of other financial liabilities	70.1	(1.7)
	(103.8)	**(189.8)**
8_Tax expense		
Current - underlying tax	(27.5)	(45.2)
Deferred	(70.1)	(195.8)
	(97.6)	**(241.0)**
The prima facie tax on profit before income tax expense is reconciled to the income tax expense provided in the financial statements as follows:		
Accounting profit before income tax	2,083.8	3,649.1
Prima facie tax expense at 30% (30 June 2006: 30%)	(625.1)	(1,094.7)
WT income not assessable	267.5	729.5
WAT income not assessable	8.5	30.3
Differential of tax rates on US foreign income	131.1	120.3
Differential of tax rates on UK foreign income	4.7	19.5
Goodwill write off not deductible	-	(30.8)
Tax on income eliminated on Group consolidation	(11.1)	(19.5)
Capital items not deductible	-	1.1
Prior year (under) / over provision	(1.2)	1.3
Prior year losses utilised	10.9	-
Benefit of change in tax rates impacting deferred tax liabilities	117.1	-
Other items	-	2.0
Tax expense	**(97.6)**	**(241.0)**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

	30 Jun 07 $million	31 Dec 06 $million
9_Investment properties		
Current		
Shopping centre investments	1,438.1	149.8
Redevelopment projects	63.9	-
	1,502.0	**149.8**
Non current		
Shopping centre investments	35,050.5	37,062.7
Redevelopment projects and development properties	4,364.6	3,677.4
	39,415.1	**40,740.1**
10_Details of investment properties		
Consolidated Australian shopping centres	17,544.2	17,819.5
Consolidated New Zealand shopping centres	2,432.4	2,301.8
Consolidated United Kingdom shopping centres	188.6	190.3
Consolidated United States shopping centres	16,323.4	16,900.9
Total consolidated shopping centres (current and non current)	**36,488.6**	**37,212.5**
Equity accounted Australian shopping centres	1,563.2	1,475.9
Equity accounted United Kingdom shopping centres	2,280.1	2,386.1
Equity accounted United States shopping centres	2,786.8	2,739.0
Total equity accounted shopping centres	**6,630.1**	**6,601.0**
	43,118.7	**43,813.5**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

Name of entity	Type of equity	Balance Date	Economic interest 30 Jun 07	Economic interest 31 Dec 06	Carrying value 30 Jun 07 $million	Carrying value 31 Dec 06 $million
11(a) Equity accounted entities carrying value						
Australian investments [(i)]						
AMP Wholesale Shopping Centre Trust	Trust units	30 Jun	10.0%	10.0%	67.4	65.2
Cairns	Trust units	30 Jun	50.0%	50.0%	203.6	170.0
Karrinyup	Trust units	30 Jun	25.0%	25.0%	128.0	120.0
Mt Druitt	Trust units	30 Jun	50.0%	50.0%	203.7	196.1
SA Shopping Centre Trust	Trust units	31 Dec	50.0%	50.0%	29.7	29.9
Southland	Trust units	30 Jun	50.0%	50.0%	623.8	589.6
Tea Tree Plaza	Trust units	30 Jun	50.0%	50.0%	298.4	290.5
					1,554.6	**1,461.3**
United Kingdom investments [(i)]						
Broadmarsh [(ii)]	Partnership interest	31 Dec	75.0%	75.0%	202.7	212.4
CastleCourt	Partnership interest	31 Dec	50.0%	50.0%	234.8	244.0
Eagle	Partnership interest	31 Dec	50.0%	50.0%	243.8	178.4
Friary	Partnership interest	31 Dec	50.0%	50.0%	99.5	107.1
Merry Hill	Partnership interest	31 Dec	50.0%	50.0%	1,268.3	1,302.6
Royal Victoria Place	Partnership interest	31 Dec	50.0%	50.0%	103.5	106.6
Sprucefield	Shares	31 Dec	50.0%	50.0%	19.8	19.9
Other retail and property investments	Partnership interest	31 Dec	50.0%	50.0%	1.7	2.1
					2,174.1	**2,173.1**
United States investments [(i)]						
Fashion Square	Partnership units	31 Dec	50.0%	50.0%	178.2	189.8
Garden State Plaza	Partnership units	31 Dec	50.0%	50.0%	548.6	393.0
Montgomery	Partnership units	31 Dec	50.0%	50.0%	218.4	231.5
North Bridge	Partnership units	31 Dec	33.3%	33.3%	86.3	84.4
San Francisco Emporium	Partnership units	31 Dec	50.0%	50.0%	165.9	170.3
UTC	Partnership units	31 Dec	50.0%	50.0%	187.0	193.2
Valencia Town Centre	Partnership units	31 Dec	50.0%	50.0%	65.3	65.1
Valley Fair	Partnership units	31 Dec	50.0%	50.0%	408.5	427.7
Other retail and property investments	Units/shares	31 Dec	46.0%	46.0%	11.8	20.8
					1,870.0	**1,775.8**
Total equity accounted investments					**5,598.7**	**5,410.2**

(i) All equity accounted property partnerships, trusts and companies operate solely as retail property investors.

(ii) The Group has a 75% economic interest in Broadmarsh. The Group has equal representation and voting rights on the Board of Broadmarsh resulting in joint control, and as a consequence, significant influence. Accordingly, Broadmarsh has been accounted for as an associate in accordance with AASB 131: Interest in Joint Ventures.

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

11(b)_Details of the Westfield Group's aggregate share of equity accounted entities' net profit

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 07 $million	30 Jun 06 $million	30 Jun 07 $million	30 Jun 06 $million	30 Jun 07 $million	30 Jun 06 $million	30 Jun 07 $million	30 Jun 06 $million
Property revenue	56.9	49.2	80.7	38.8	115.0	108.2	252.6	196.2
Property revaluation	89.4	282.0	7.4	68.3	187.5	82.6	284.3	432.9
Interest income	-	-	1.2	1.3	0.6	-	1.8	1.3
Total revenue	146.3	331.2	89.3	108.4	303.1	190.8	538.7	630.4
Property outgoings	(15.7)	(14.0)	(24.2)	(12.2)	(33.0)	(29.8)	(72.9)	(56.0)
Borrowing costs	(0.8)	(0.7)	5.2	-	(29.0)	(22.4)	(24.6)	(23.1)
Net profit from equity accounted entities before tax expense	129.8	316.5	70.3	96.2	241.1	138.6	441.2	551.3
Income tax expense	-	-	(0.5)	-	-	-	(0.5)	-
Share of net profits of equity accounted entities	**129.8**	**316.5**	**69.8**	**96.2**	**241.1**	**138.6**	**440.7**	**551.3**

11(c)_Details of the Westfield Group's aggregate share of equity accounted entities' assets and liabilities

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million
Cash	11.1	13.0	81.6	41.0	18.9	39.4	111.6	93.4
Receivables	5.1	4.4	32.5	5.5	11.0	15.9	48.6	25.8
Shopping centre investments	1,563.2	1,475.9	2,280.1	2,386.1	2,786.8	2,739.0	6,630.1	6,601.0
Redevelopment projects	6.9	2.3	441.5	365.2	71.8	85.3	520.2	452.8
Other investments	-	-	-	-	11.8	22.0	11.8	22.0
Other assets	8.1	4.4	10.6	7.5	40.0	39.2	58.7	51.1
Total assets	**1,594.4**	**1,500.0**	**2,846.3**	**2,805.3**	**2,940.3**	**2,940.8**	**7,381.0**	**7,246.1**
Payables	(21.8)	(20.7)	(78.0)	(41.0)	(27.4)	(41.7)	(127.2)	(103.4)
Deferred tax	-	-	(5.2)	(5.7)	-	-	(5.2)	(5.7)
Interest bearing liabilities	(18.0)	(18.0)	(589.0)	(585.5)	(1,042.9)	(1,123.3)	(1,649.9)	(1,726.8)
Total liabilities	**(39.8)**	**(38.7)**	**(672.2)**	**(632.2)**	**(1,070.3)**	**(1,165.0)**	**(1,782.3)**	**(1,835.9)**
Net assets	**1,554.6**	**1,461.3**	**2,174.1**	**2,173.1**	**1,870.0**	**1,775.8**	**5,598.7**	**5,410.2**
Current	-	-	803.3	-	-	-	803.3	-
Non current	1,554.6	1,461.3	1,370.8	2,173.1	1,870.0	1,775.8	4,795.4	5,410.2
Net assets	**1,554.6**	**1,461.3**	**2,174.1**	**2,173.1**	**1,870.0**	**1,775.8**	**5,598.7**	**5,410.2**

11(d)_Details of the Westfield Group's aggregate share of equity accounted entities' capital expenditure commitments

	Australia		United Kingdom		United States		Consolidated	
	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million	30 Jun 07 $million	31 Dec 06 $million
Estimated capital expenditure commitments								
Due within one year	-	-	92.9	166.0	58.8	61.9	151.7	227.9
Due between one and five years	-	-	-	-	-	-	-	-
	-	**-**	**92.9**	**166.0**	**58.8**	**61.9**	**151.7**	**227.9**

11(e)_Details of the Westfield Group's aggregate share of equity accounted entities contingent liabilities

Performance guarantees	-	-	65.1	17.4	2.1	2.3	67.2	19.7
	-	**-**	**65.1**	**17.4**	**2.1**	**2.3**	**67.2**	**19.7**

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

	30 Jun 07 $million	31 Dec 06 $million
12_Interest bearing liabilities		
Current		
Unsecured		
Bank overdraft	23.7	13.7
Bank loans	11.8	15.0
Notes payable		
- US$	587.8	633.2
- A$	55.0	271.6
Secured		
Bank loans	674.2	202.4
	1,352.5	**1,135.9**
Non current		
Unsecured		
Bank loans	4,074.7	4,578.2
Commercial paper	40.0	19.8
Notes payable		
- US$	4,232.8	4,559.3
- £	1,414.4	1,490.7
- €	952.2	1,000.8
- A$	500.0	543.8
Finance leases	85.9	92.1
Secured		
Bank loans	4,307.6	5,141.1
	15,607.6	**17,425.8**
The maturity profile in respect of current and non current interest bearing liabilities is set out below:		
Due within one year	1,352.5	1,135.9
Due between one and five years	9,233.3	9,654.6
Due after five years	6,374.3	7,771.2
	16,960.1	**18,561.7**
13_Other financial liabilities		
Property linked notes	1,316.3	-
Convertible notes - unsecured	342.5	398.8
Convertible redeemable preference shares/units	1,029.5	1,276.5
Other redeemable preference units	307.8	322.1
	2,996.1	**1,997.4**

	30 Jun 07 Number	31 Dec 06 Number
14_Contributed Equity		
14(a)_Number of securities on issue		
Balance at the beginning of the year	1,765,884,521	1,742,314,625
Dividend/distribution reinvestment plan	11,532,131	18,311,724
Securities issued on exercise of options	3,558,488	5,258,172
Balance at the end of the period for Westfield Group (i)	**1,780,975,140**	**1,765,884,521**

(i) The Westfield Executive Share Option Plan Trust holds 5,869,425 (31 December 2006: 5,869,425) stapled securities in the Group, which have been consolidated and eliminated in accordance with the accounting standards.

Stapled securities have the right to receive dividends from the Parent Company and distributions from WT and WAT and, in the event of winding up of the Parent Company, WT and WAT, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on stapled securities held.

Holders of stapled securities can vote their shares and units in accordance with the Corporations Act and the relevant constituent documents, either in person or by proxy, at a meeting of either the Parent Company, WT and WAT (as the case maybe).

	30 Jun 07 $million	31 Dec 06 $million
14(b)_Amount of contributed equity		
of the Parent Company	943.9	908.1
of WT and WAT	12,332.4	12,026.8
of the Westfield Group	**13,276.3**	**12,934.9**
Balance at the beginning of the year	12,934.9	12,519.4
Dividend reinvestment plan	263.0	321.8
Conversion of options	78.4	93.7
Balance at the end of the period	**13,276.3**	**12,934.9**

	30 Jun 07 $million	30 Jun 06 $million
15_Dividends/Distributions		
15(a)_Interim dividend/distribution proposed		
Parent Company: Nil cents per share (30 Jun 06: Nil cents per share)	-	-
WT: 29.00 cents per unit (i) (30 Jun 06: 29.17 cents per unit, 53.0% tax advantaged)	515.4	511.4
WAT: 24.25 cents per unit (i) (30 Jun 06: 25.33 cents per unit, 46.0% tax advantaged)	431.0	444.0
Westfield Group 53.25 cents (30 June 06: 54.50 cents) per stapled security	**946.4**	**955.4**

Distributions proposed are to be paid on 31 August 2007. The record date for these distributions was 14 August 2007.

(i) The aggregate distributions in respect of WT and WAT units are expected to be 50% tax advantaged. The taxable amount in respect of full year aggregated distributions is estimated to include capital gains (discounted by 50%) of 11 cents per unit arising from property disposals made to date during the year.

WESTFIELD GROUP

NOTES TO THE FINANCIAL STATEMENTS

for the half-year ended 30 June 2007

	30 Jun 07 $million	30 Jun 06 $million
15_Dividends/Distributions (continued)		
15(b)_Dividends/Distributions paid during the period		
Dividend/distribution in respect of the six months to 31 December 2006		
Parent Company 3.64 cents per share, 60% franked	64.2	-
WT 18.96 cents per unit, 53.0% tax advantaged	334.2	-
WAT 29.40 cents per unit, 46.0% tax advantaged	518.3	-
Dividend/distribution in respect of the six months to 31 December 2005		
Parent Company 4.09 cents per share, 100% franked	-	71.1
WT 22.04 cents per unit, 21.3% tax advantaged	-	383.1
WAT 29.37 cents per unit, 45.3% tax advantaged	-	510.5
	916.7	**964.7**

Dividends paid by the Parent Company have been franked at the corporate tax rate of 30%.

	30 Jun 07 $	31 Dec 06 $
16_Net tangible asset backing		
Net tangible asset backing per security	**13.93**	**13.28**

Net tangible asset backing per security is calculated by dividing Total Equity attributable to Members of the Westfield Group by the number of securities on issue. The number of securities used in the calculation of net tangible asset backing is 1,780,975,140 (31 December 2006: 1,765,884,521).

	30 Jun 07 $million	31 Dec 06 $million
17_Capital expenditure commitments		
Estimated capital expenditure commitments		
Due within one year	1,699.1	1,625.0
Due between one and five years	818.9	1,209.7
	2,518.0	**2,834.7**
18_Contingent liabilities		
Performance guarantees	458.1	470.2
Special tax assessment municipal bonds	48.4	64.9
	506.5	**535.1**

From time to time Westfield Group is involved in lawsuits. The Directors believe that the ultimate outcome of such pending litigation will not materially affect the results of operations or the financial position of the Westfield Group.

19_Events after the Balance Sheet date

19(1)_Pro-rata Entitlement Offer

During July 2007 the Group issued 155.378 million stapled securities for cash consideration totalling $3,029.9 million pursuant to a 2 for 23 pro-rata entitlement offer at $19.50 per security. The cost of the offer was approximately $43 million.

The bonus element of the offer is 8.641 million securities. This has been included in the number of stapled securities used in the calculation of basic and diluted earnings per stapled securities for both the current and the prior periods.

The securities issued under the pro-rata entitlement offer are not entitled to the dividend/distributions payable for the period ended 30 June 2007.

19(2)_UK Wholesale Fund

Since the end of the half year, the Group established the Westfield UK Shopping Centre Fund ("WUKSCF"), a £530 million wholesale fund which acquired a 25% interest in four of the Group's shopping centres (Belfast, Derby, Merry Hill and Tunbridge Wells) located in the United Kingdom. The Group will continue to hold a 25% interest in the properties.

The sale of relevant interests in entities holding Belfast, Merry Hill and Tunbridge Wells to WUKSCF were completed in July 2007 and the sale of relevant interests in entities holding Derby is expected within 18 months of the completion of the redevelopment currently underway. The sale price for these interests are consistent with their carrying values recorded in these financial statements.

The Group holds an initial 33.3% interest in WUKSCF, which may be sold to third parties in the future.

19(3)_US Property Transactions

In August 2007, the Group agreed to divest for US$1.04 billion, consistent with their carrying values recorded in these financial statements, four shopping centres located in the St. Louis area. Chesterfield will be sold to CBL & Associates Properties, Inc. ("CBL"). Mid Rivers, South County and West County will be contributed to a new joint venture vehicle managed and controlled by CBL. These transactions are expected to close by mid November 2007.

Contemporaneously, the Group also acquired two shopping centres located in Florida for gross purchase price of approximately US$400 million.

19(4)_Australian Property Transaction

In August 2007, the Group agreed to dispose of a 50% interest in the Westfield Doncaster shopping centre and associated redevelopment to LaSalle Investment Management Inc.'s Asia Property Fund for an aggregate consideration of $738 million.

WESTFIELD GROUP
for the half-year ended 30 June 2007

20_Segment information

Business segment

30 June 2007	Operational [(i)] $million	Development and new business [(ii)] $million	Corporate [(iii)] $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	1,580.5	11.5	-	1,592.0
Property development and project management revenue	252.3	-	-	252.3
Property and funds management income	35.1	-	-	35.1
	1,867.9	**11.5**	**-**	**1,879.4**
Share of after tax profits of equity accounted entities (excluding property revaluation) [(v)]				
Net operating income	179.3	0.4	-	179.7
Net interest and tax expense	(30.0)	(7.4)	14.1	(23.3)
	149.3	**(7.0)**	**14.1**	**156.4**
Profit on disposal of assets	-	-	0.8	0.8
Total revenue and other income (excluding property revaluation) [(iv)]	**2,017.2**	**4.5**	**14.9**	**2,036.6**
Expenses				
Property expenses and outgoings	(493.0)	(50.5)	-	(543.5)
Property development and project management costs	(224.5)	-	-	(224.5)
Property and funds management costs	(15.5)	-	-	(15.5)
Corporate overheads	-	-	(17.9)	(17.9)
	(733.0)	**(50.5)**	**(17.9)**	**(801.4)**
Goodwill written off on acquisition of assets	-	-	-	-
Currency derivatives	-	-	(244.1)	(244.1)
Total segment expenses	**(733.0)**	**(50.5)**	**(262.0)**	**(1,045.5)**
Segment result (excluding property revaluation)	**1,284.2**	**(46.0)**	**(247.1)**	**991.1**
Property revaluation [(iv)]	598.6	303.7	-	902.3
Equity accounted property revaluation [(iv)(v)]	87.3	197.0	-	284.3
Segment result	**1,970.1**	**454.7**	**(247.1)**	**2,177.7**
Interest income [(iv)]				9.9
Financing costs				(103.8)
Tax expense				(97.6)
Consolidated profit after tax				**1,986.2**
Segment assets				
Segment assets	42,894.1	4,762.7	-	47,656.8
Group assets				2,101.2
Total segment assets	**42,894.1**	**4,762.7**	**-**	**49,758.0**
Segment liabilities				
Segment liabilities	779.1	438.7	-	1,217.8
Group liabilities				23,538.5
Total segment liabilities	**779.1**	**438.7**	**-**	**24,756.3**
Equity accounted associates included in segment assets				
Investment properties	6,574.0	576.3	-	7,150.3
Interest bearing liabilities	(1,073.6)	(576.3)	-	(1,649.9)
Working capital and deferred tax	98.3	-	-	98.3
Equity accounted associates included in segment assets	5,598.7	-	-	5,598.7
Additions to segment non current assets	74.5	1,329.8	-	1,404.3

(i) Operational segment includes net property income from existing shopping centres and completed developments, revaluation of existing centres, external fee income from third parties (eg. property management and development fees) and other operational expenses.

(ii) Development & new business segment includes revaluation of developments, development expenses, expenses relating to review and assessment of new assets, portfolios & corporate acquisitions, income and expenses on properties held for future redevelopment and the expansion of business activities.

(iii) Corporate segment includes change in value of financial instruments, corporate entity expenses, impact of currency hedging and capital gains and losses.

(iv) Total revenue and other income for the period of $3,233.1 million (30 June 2006: $4,658.7 million) comprises revenue and other income (excluding property revaluation) of $2,036.6 million (30 June 2006: $1,956.4 million), property revaluation of $1,186.6 million (30 June 2006: $2,694.8 million) and interest income of $9.9 million (30 June 2006: $7.5 million).

(v) Total share of after tax profits of equity accounted entities for the period of $440.7 million (30 June 2006: $551.3 million) comprises share of after tax profits of equity accounted entities (excluding property revaluation) of $156.4 million (30 June 2006: $118.4 million) and property revaluation of $284.3 million (30 June 2006: $432.9 million).

WESTFIELD GROUP
for the half-year ended 30 June 2007

20_Segment information (continued)

Business segment

30 June 2006	Operational $million	Development and new business $million	Corporate $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	1,676.0	12.9	-	1,688.9
Property development and project management revenue	124.1	-	-	124.1
Property and funds management income	25.0	-	-	25.0
	1,825.1	**12.9**	**-**	**1,838.0**
Share of after tax profits of equity accounted entities (excluding property revaluation) (v)				
Net operating income	140.2	-	-	140.2
Net interest expense	(36.0)	(4.0)	18.2	(21.8)
	104.2	**(4.0)**	**18.2**	**118.4**
Total revenue and other income (excluding property revaluation) (iv)	**1,929.3**	**8.9**	**18.2**	**1,956.4**
Expenses				
Property expenses and outgoings	(500.0)	(45.5)	-	(545.5)
Property development and project management costs	(113.5)	-	-	(113.5)
Property and funds management costs	(13.3)	-	-	(13.3)
Corporate overheads	-	-	(14.7)	(14.7)
	(626.8)	**(45.5)**	**(14.7)**	**(687.0)**
Goodwill written off on acquisition of assets	-	-	(102.6)	(102.6)
Currency derivatives	-	-	(30.2)	(30.2)
Total segment expenses	**(626.8)**	**(45.5)**	**(147.5)**	**(819.8)**
Segment result (excluding property revaluation)	**1,302.5**	**(36.6)**	**(129.3)**	**1,136.6**
Property revaluation (iv)	2,139.1	122.8	-	2,261.9
Equity accounted property revaluation (iv)(v)	400.5	32.4	-	432.9
Segment result	**3,842.1**	**118.6**	**(129.3)**	**3,831.4**
Interest income (iv)				7.5
Financing costs				(189.8)
Tax expense				(241.0)
Consolidated profit after tax				**3,408.1**

31 December 2006	$million	$million	$million	$million
Segment assets				
Segment assets	43,481.0	3,796.8	-	47,277.8
Group assets				1,603.9
Total segment assets	**43,481.0**	**3,796.8**	**-**	**48,881.7**
Segment liabilities				
Segment liabilities	1,071.3	76.4	-	1,147.7
Group liabilities				24,104.7
Total segment liabilities	**1,071.3**	**76.4**	**-**	**25,252.4**
Equity accounted associates included in segment assets				
Investment properties	6,540.6	513.2	-	7,053.8
Interest bearing liabilities	(1,213.6)	(513.2)	-	(1,726.8)
Working capital and deferred tax	83.2	-	-	83.2
Equity accounted associates included in segment assets	5,410.2	-	-	5,410.2
Additions to segment non current assets	668.4	3,025.7	-	3,694.1

20_Segment information (continued)

Geographic segment

30 June 2007	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	815.8	4.9	771.3	1,592.0
Property development and project management revenue	70.6	175.0	6.7	252.3
Property and funds management income	14.2	4.2	16.7	35.1
	900.6	**184.1**	**794.7**	**1,879.4**
Share of after tax profits of equity accounted entities (excluding property revaluation) (ii)				
Net operating income	41.2	56.5	82.0	179.7
Net interest and tax expense	(0.8)	5.9	(28.4)	(23.3)
	40.4	**62.4**	**53.6**	**156.4**
Profit on disposal of assets			0.8	0.8
Total revenue and other income (excluding property revaluation) (i)	**941.0**	**246.5**	**849.1**	**2,036.6**
Expenses				
Property expenses and outgoings	(252.6)	(14.6)	(276.3)	(543.5)
Property development and project management costs	(56.0)	(158.8)	(9.7)	(224.5)
Property and funds management costs	(3.2)	(2.2)	(10.1)	(15.5)
Corporate overheads	(15.7)	(0.3)	(1.9)	(17.9)
	(327.5)	**(175.9)**	**(298.0)**	**(801.4)**
Goodwill written off on acquisition of assets	-	-	-	-
Currency derivatives	(10.2)	-	(233.9)	(244.1)
Total segment expenses	**(337.7)**	**(175.9)**	**(531.9)**	**(1,045.5)**
Segment result (excluding property revaluation)	**603.3**	**70.6**	**317.2**	**991.1**
Property revaluation (i)	539.1	7.3	355.9	902.3
Equity accounted property revaluation (i)(ii)	89.4	7.4	187.5	284.3
Segment result	**1,231.8**	**85.3**	**860.6**	**2,177.7**
Interest income (i)				9.9
Financing costs				(103.8)
Tax expense				(97.6)
Consolidated profit after tax				**1,986.2**
Segment assets				
Segment assets	22,641.0	5,162.4	19,853.4	47,656.8
Group assets				2,101.2
Total segment assets	**22,641.0**	**5,162.4**	**19,853.4**	**49,758.0**
Segment liabilities				
Segment liabilities	508.8	276.5	432.5	1,217.8
Group liabilities				23,538.5
Total segment liabilities	**508.8**	**276.5**	**432.5**	**24,756.3**
Equity accounted associates included in segment assets				
Investment properties	1,570.1	2,721.6	2,858.6	7,150.3
Interest bearing liabilities	(18.0)	(589.0)	(1,042.9)	(1,649.9)
Working capital and deferred tax	2.5	41.5	54.3	98.3
Equity accounted associates included in segment assets	1,554.6	2,174.1	1,870.0	5,598.7
Additions to segment non current assets	339.0	581.6	483.7	1,404.3

(i) Total revenue and other income for the period of $3,233.1 million (30 June 2006: $4,658.7 million) comprises revenue and other income (excluding property revaluation) of $2,036.6 million (30 June 2006: $1,956.4 million), property revaluation of $1,186.6 million (30 June 2006: $2,694.8 million) and interest income of $9.9 million (30 June 2006: $7.5 million).

(ii) Total share of after tax profits of equity accounted entities for the period of $440.7 million (30 June 2006: $551.3 million) comprises share of after tax profits of equity accounted entities (excluding property revaluation) of $156.4 million (30 June 2006: $118.4 million) and property revaluation of $284.3 million (30 June 2006: $432.9 million).

WESTFIELD GROUP
for the half-year ended 30 June 2007

20_Segment information (continued)

Geographic segment

30 June 2006	Australia & New Zealand $million	United Kingdom $million	United States $million	Consolidated $million
Revenue and other income (excluding property revaluation)				
Property revenue	785.0	74.1	829.8	1,688.9
Property development and project management revenue	53.8	26.8	43.5	124.1
Property and funds management income	9.1	1.8	14.1	25.0
	847.9	**102.7**	**887.4**	**1,838.0**
Share of after tax profits of equity accounted entities (excluding property revaluation) [ii]				
Net operating income	35.2	26.6	78.4	140.2
Net interest expense	(0.7)	1.3	(22.4)	(21.8)
	34.5	**27.9**	**56.0**	**118.4**
Total revenue and other income (excluding property revaluation) [i]	**882.4**	**130.6**	**943.4**	**1,956.4**
Expenses				
Property expenses and outgoings	(227.2)	(29.4)	(288.9)	(545.5)
Property development and project management costs	(48.6)	(21.8)	(43.1)	(113.5)
Property and funds management costs	(2.3)	(1.6)	(9.4)	(13.3)
Corporate overheads	(12.8)	-	(1.9)	(14.7)
	(290.9)	**(52.8)**	**(343.3)**	**(687.0)**
Goodwill written off on acquisition of assets	-	(102.6)	-	(102.6)
Currency derivatives	48.1	-	(78.3)	(30.2)
Total segment expenses	**(242.8)**	**(155.4)**	**(421.6)**	**(819.8)**
Segment result (excluding property revaluation)	**639.6**	**(24.8)**	**521.8**	**1,136.6**
Property revaluation [i]	1,762.9	0.9	498.1	2,261.9
Equity accounted property revaluation [i][ii]	282.0	68.3	82.6	432.9
Segment result	**2,684.5**	**44.4**	**1,102.5**	**3,831.4**
Interest income [i]				7.5
Financing costs				(189.8)
Tax expense				(241.0)
Consolidated profit after tax				**3,408.1**

31 December 2006	$million	$million	$million	$million
Segment assets				
Segment assets	22,355.5	4,748.5	20,173.8	47,277.8
Group assets				1,603.9
Total segment assets	**22,355.5**	**4,748.5**	**20,173.8**	**48,881.7**
Segment liabilities				
Segment liabilities	529.7	187.4	430.6	1,147.7
Group liabilities				24,104.7
Total segment liabilities	**529.7**	**187.4**	**430.6**	**25,252.4**
Equity accounted associates included in segment assets				
Investment properties	1,478.2	2,751.3	2,824.3	7,053.8
Interest bearing liabilities	(18.0)	(585.5)	(1,123.3)	(1,726.8)
Working capital and deferred tax	1.1	7.3	74.8	83.2
Equity accounted associates included in segment assets	1,461.3	2,173.1	1,775.8	5,410.2
Additions to segment non current assets	826.1	1,205.6	1,662.4	3,694.1

WESTFIELD GROUP

DIRECTORS' DECLARATION

The Directors of Westfield Holdings Limited ("Company") declare that:

(a) in the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(b) in the Directors' opinion, the Financial Statements and notes of the consolidated entity:

(i) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001; and

(ii) give a true and fair view of the financial position as at 30 June 2007 and the performance for the half-year ended on that date.

Made on 29 August 2007 in accordance with a resolution of the Board of Directors.

F P Lowy, AC
Executive Chairman

Professor F G Hilmer, AO
Director

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

INDEPENDENT AUDIT REPORT

to the Members of the Westfield Holdings Limited

Report on the Half-Year Financial Report

We have audited the accompanying half year financial report of Westfield Holdings Limited and the entities it controlled during the period, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the half year then ended, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half year financial report in accordance with the Australian Accounting standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the half year financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We performed procedures to assess whether in all material respects the half year financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standard AASB 134 "Interim Financial Reporting", and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Auditor's Opinion

In our opinion the half year financial report of Westfield Holdings Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the consolidated entity's financial position of Westfield Holdings Limited as at 30 June 2007 and of its performance for the half year then ended; and

(ii) complying with Accounting Standard AASB 134 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Chris Westworth
Partner
Sydney
29 August 2007

Ernst & Young

WESTFIELD GROUP
DIRECTORS' REPORT

The Directors of Westfield Holdings Limited ("Company") submit their report for the half year ended 30 June 2007.

Directors

The names of the Company's directors in office during the half year and until the date of this report are as below. The Directors were in office for this entire period unless otherwise stated.

F P Lowy, AC	Chairman – Executive Director
D H Lowy, AM	Deputy Chairman – Non-Executive Director
R L Furman	Non-Executive Director
D M Gonski, AC	Non-Executive Director
F G Hilmer, AO	Non-Executive Director
S P Johns	Non-Executive Director
P S Lowy	Managing Director – Executive Director
S M Lowy	Managing Director – Executive Director
J B Studdy, AM	Non-Executive Director (resigned on 2 May 2007)
F T Vincent	Non-Executive Director (resigned on 2 May 2007)
G H Weiss	Non-Executive Director
D R Wills, AO	Non-Executive Director
C M Zampatti, AM	Non-Executive Director

Professor F G Hilmer, AO stepped down as a Deputy Chairman of the Board in April 2007 but continues to serve as the lead independent director.

Review and results of operations

The Group reported a net profit of $1,973.9 million and a distribution of $946.4 million for the six months to 30 June 2007. Earnings per security is 110.58 cents and a distribution per security of 53.25 cents, representing 50% of the estimated full year distribution.

As at 30 June 2007, the Westfield Group had a $48.1 billion interest in 121 shopping centres with a gross value of approximately $62.6 billion encompassing 22,850 retail outlets.

Key highlights for the period include:

- a 7.4% increase in operational segment earnings attributable to stapled security holders ($844 million from $786 million) over the same period last year, on a constant currency basis;
- close to 100% occupancy in Australia, New Zealand and the United Kingdom. In the United States, the portfolio was 93.5% leased at period end;
- comparable shopping centre net operating income growth of 6.1% in Australia and New Zealand, 2.6% in the United States and 6.7% in the United Kingdom;
- positive growth in specialty retail sales with strong sales in Australia and steady growth reported in New Zealand, the United Kingdom and the United States;
- strong leasing activity with approximately 2,400 lease deals completed globally, representing approximately 359,000 square metres of specialty store space;
- revaluation uplift of $1.2 billion on the Group's property interests, which includes $501 million of value created through development;
- 16 major projects under construction with a forecast investment of $7.2 billion (Westfield Group share: $5.1 billion);
- issuance of $1.3 billion Property linked Notes to global financial institutions; and
- formation of a new joint venture with GIC at Westfield Parramatta in Sydney, Australia for $717.5 million.

Subsequent Events

Subsequent events are detailed in note 19 of the financial report.

Rounding

The Company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100 dated 10 July 1998. Accordingly, amounts in the Directors' Report, the Financial Statements and the Notes thereto have been rounded to the nearest hundred thousand dollars.

Synchronisation of financial year

Carindale Property Trust is a consolidated entity of the Company, and has a financial year ending on 30 June. By an order dated 27 June 2005 made by the Australian Securities and Investments Commission, the directors of the Company have been relieved from compliance with the requirement to ensure that the financial year of the Company coincides with the financial year of Carindale Property Trust.

WESTFIELD GROUP
DIRECTORS' REPORT (continued)

Auditor's independence declaration

The directors have obtained the following independence declaration from the auditors, Ernst & Young.

ERNST & YOUNG

Auditor's independence declaration to the Directors of Westfield Holdings Limited

In relation to our audit of the financial report of Westfield Holdings Limited for the half year ended 30 June 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Chris Westworth
Partner
29 August 2007

Ernst & Young

Liability Limited by a scheme approved under Professional Standards Legislation

This Report is made on 29 August 2007 in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors.

F P Lowy, AC
Chairman

Professor F G Hilmer, AO
Director

CORPORATE DIRECTORY

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579, AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619, AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
6th Floor, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Investor Information
Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

Principal Share Registry
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
GPO Box 2975
Melbourne VIC 3001
Telephone: +61 3 9415 4070
Enquiries: 1300 132 211
Facsimile: +61 3 9473 2500
E-mail: webqueries@computershare.com.au
Website: www.computershare.com

Listing
Australian Securities Exchange – WDC

Website
westfield.com/corporate

WESTFIELD GROUP
ADDITIONAL INFORMATION
for the half-year ended 30 June 2007

Details of earnings, net assets and distribution by entity

	Earnings		Net assets		
	Total	per security	Total	per security	
	$million	cents	$million	$	%
WHL	283.2	15.86	1,874.5	1.05	7.54
WT	1,039.5	58.24	14,696.9	8.25	59.22
WAT	651.2	36.48	8,246.1	4.63	33.24
Westfield Group	1,973.9	110.58	24,817.5	13.93	100.00

	Distribution proposed for the 6 months to 30 June 2007				
	ASX code: WDC	per security	ASX code: WDCNA	per security	Total WDC
	$million	cents	$million	cents	$million
WHL	-	-	-	-	-
WT	513.1	29.00	2.3	19.55	515.4
WAT	429.1	24.25	1.9	16.34	431.0
Westfield Group	942.2	53.25	4.2	35.89	946.4

WESTFIELD GROUP

APPENDIX 1

PROPERTY PORTFOLIO

for the half-year ended 30 June 2007

	Appendix	30 Jun 07 $million	31 Dec 06 $million
DETAILS OF PROPERTY PORTFOLIO			
Consolidated Australian shopping centres	1A	17,544.2	17,819.5
Consolidated New Zealand shopping centres	1B	2,432.4	2,301.8
Consolidated United Kingdom shopping centres	1C	188.6	190.3
Consolidated United States shopping centres	1D	16,323.4	16,900.9
Total consolidated shopping centres		**36,488.6**	**37,212.5**
Equity accounted Australian shopping centres	1A	1,563.2	1,475.9
Equity accounted United Kingdom shopping centres	1C	2,280.1	2,386.1
Equity accounted United States shopping centres	1D	2,786.8	2,739.0
Gross value of equity accounted shopping centres (i)		**6,630.1**	**6,601.0**
Total consolidated and equity accounted shopping centres		**43,118.7**	**43,813.5**

(i) The value of the Westfield Group's equity accounted property investments excludes its share of borrowings and net working capital associated with these properties.

WESTFIELD GROUP **APPENDIX 1A**

PROPERTY PORTFOLIO - AUSTRALIA
for the half-year ended 30 June 2007

Shopping Centre	State	Consolidated or Equity Accounted Interest %	Book value 30 Jun 07 $million	Book value 31 Dec 06 $million	Retail Cap Rate %
Airport West	Victoria	50	144.6	137.1	6.3%
Bay City	Victoria	50	107.2	107.2	6.5%
Belconnen	ACT	100	673.0	647.7	5.3%
Bondi Junction	New South Wales	100	1,935.0	1,933.5	4.5%
Booragoon	Western Australia	25	187.5	181.6	5.5%
Burwood	New South Wales	100	738.0	703.1	5.3%
Carindale	Queensland	50	418.7	403.0	5.5%
Carousel	Western Australia	100	651.7	623.8	5.8%
Chatswood	New South Wales	100	874.6	840.1	5.5%
Chermside	Queensland	100	1,063.4	1,037.7	5.5%
Doncaster	Victoria	100	387.8	387.3	6.8%
Eastgardens	New South Wales	**	n/a	n/a	n/a
Figtree	New South Wales	100	111.6	110.9	7.0%
Fountain Gate	Victoria	100	773.0	738.5	5.8%
Helensvale	Queensland	50	144.1	138.3	6.3%
Hornsby	New South Wales	100	808.2	775.8	5.4%
Hurstville	New South Wales	50	290.2	288.0	6.0%
Innaloo	Western Australia	100	233.0	228.0	6.5%
Knox	Victoria	30	264.6	260.3	5.8%
Kotara	New South Wales	100	284.3	284.2	7.0%
Liverpool	New South Wales	50	429.4	419.1	5.5%
Macquarie	New South Wales	50	410.9	404.2	5.5%
Marion	South Australia	50	455.1	439.0	5.5%
Miranda	New South Wales	50	598.2	579.2	5.3%
Mt Gravatt	Queensland	75	590.9	567.8	5.8%
North Lakes	Queensland	50	57.7	57.7	6.5%
North Rocks	New South Wales	100	84.4	83.7	7.3%
Pacific Fair	Queensland	40	426.5	412.2	5.3%
Parramatta	New South Wales	50	733.1	1,432.1	5.0%
Penrith	New South Wales	50	516.6	498.9	5.3%
Plenty Valley	Victoria	50	13.2	13.1	7.0%
Strathpine	Queensland	100	261.8	257.8	6.5%
Sydney City***	New South Wales	100	1,134.4	1,131.6	6.5%
Tuggerah	New South Wales	100	565.2	551.4	6.0%
Warrawong	New South Wales	100	207.7	204.4	7.3%
Warringah Mall	New South Wales	25	259.8	251.9	5.3%
Westlakes	South Australia	50	157.1	155.6	6.3%

WESTFIELD GROUP

APPENDIX 1A

PROPERTY PORTFOLIO - AUSTRALIA
for the half-year ended 30 June 2007

Shopping Centre	State	Consolidated or Equity Accounted Interest %	Book value 30 Jun 07 $million	Book value 31 Dec 06 $million	Retail Cap Rate %
Whitford City	Western Australia	50	256.9	246.8	6.0%
Woden	ACT	50	294.8	286.9	5.8%
Total consolidated centres			**17,544.2**	**17,819.5**	
Cairns	Queensland	50	201.9	168.3	5.3%
Karrinyup	Western Australia	25	127.6	119.7	5.8%
Macquarie	New South Wales	5	40.1	39.4	5.5%
Mt Druitt	New South Wales	50	206.0	199.0	6.5%
Pacific Fair	Queensland	4	42.7	41.2	5.3%
Southland	Victoria	50	623.2	590.1	5.0%
Tea Tree Plaza	South Australia	50	321.7	318.2	5.3%
Total equity accounted centres			**1,563.2**	**1,475.9**	
Total Australian portfolio			**19,107.4**	**19,295.4**	**5.6%**

* Includes office suites where applicable

** Eastgardens is managed by Westfield under a Head Lease

*** Sydney City represents the combined value and performance of Sydney Central Plaza, Centrepoint, Skygarden and Imperial Arcade

PROPERTY PORTFOLIO - NEW ZEALAND

APPENDIX 1B
for the half-year ended 30 June 2007

Shopping Centre	Location	Consolidated or Equity Accounted Interest %	Book value at 30 Jun 07 NZ$million	Book value at 31 Dec 06 NZ$million	Retail Cap Rate %
Chartwell	Hamilton	100	143.7	137.1	7.0%
Downtown	Auckland	100	77.7	73.2	7.3%
Glenfield	Auckland	100	185.8	185.7	7.3%
Manukau	Auckland	100	241.3	241.1	7.5%
Newmarket	Auckland	100	277.3	254.7	6.3%
Pakuranga	Auckland	100	119.4	119.3	7.8%
Queensgate	Wellington	100	362.5	350.0	6.2%
Riccarton	Christchurch	100	393.8	378.4	6.1%
Shore City	Auckland	100	150.4	144.8	7.0%
St Lukes	Auckland	100	500.2	483.7	6.1%
WestCity	Auckland	100	223.5	212.8	6.8%
Total New Zealand portfolio in NZ$			**2,675.6**	**2,580.8**	
Exchange rate			1.1000	1.1212	
Total New Zealand portfolio in A$			**2,432.4**	**2,301.8**	**6.6%**

WESTFIELD GROUP **APPENDIX 1C**

PROPERTY PORTFOLIO - UNITED KINGDOM
for the half-year ended 30 June 2007

Shopping Centre	Location	Consolidated or Equity Accounted Interest %	Book value 30 Jun 07 £million	Book value 31 Dec 06 £million	Retail Cap Rate %
Sprucefield	Northern Ireland	100	80.0	76.6	5.0%
Total consolidated centres in £			**80.0**	**76.6**	
Exchange rate			0.4242	0.4025	
Total consolidated centres in A$			**188.6**	**190.3**	
Broadmarsh	Nottingham	75	67.0	66.5	5.3%
CastleCourt	Belfast	50	158.2	157.5	5.1%
Eagle	Derby	50	86.4	83.3	5.5%
Friary	Guildford	50	76.0	75.0	5.1%
Merry Hill	Birmingham	50	496.3	495.0	5.0%
Royal Victoria Place	Tunbridge Wells	50	83.3	83.1	5.1%
Total equity accounted centres in £			**967.2**	**960.4**	
Exchange rate			0.4242	0.4025	
Total equity accounted centres in A$			**2,280.1**	**2,386.1**	
Total United Kingdom portfolio in £			**1,047.2**	**1,037.0**	
Exchange rate			0.4242	0.4025	
Total United Kingdom portfolio in A$			**2,468.7**	**2,576.4**	**5.1%**

WESTFIELD GROUP **APPENDIX 1D**

PROPERTY PORTFOLIO - UNITED STATES

for the half-year ended 30 June 2007

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 30 Jun 07 US$million	Book value at 31 Dec 06 US$million	Retail Cap Rate %
Annapolis	Maryland	100	442.5	442.2	5.9%
Belden Village	Ohio	100	190.1	187.2	6.2%
Brandon	Florida	100	382.1	218.5	6.0%
Capital	Washington	100	202.6	89.2	5.9%
Century City	Los Angeles	100	709.3	699.3	5.1%
Chesterfield	Missouri	100	236.9	237.0	6.7%
Chicago Ridge	Illinois/ Indiana	100	132.6	126.6	7.2%
Citrus Park	Florida	100	271.1	216.2	6.1%
Connecticut Post	Connecticut	100	286.4	283.8	6.5%
Countryside	Florida	100	235.4	246.8	6.4%
Crestwood	Missouri	100	40.3	64.4	n/a
Downtown Plaza	Northern California	100	202.1	206.3	5.5%
Eastland	Los Angeles	100	133.6	126.7	5.9%
Eastridge	North Carolina	100	45.3	47.8	7.0%
Fox Hills	Los Angeles	100	204.2	201.3	6.1%
Fox Valley	Illinois/ Indiana	100	260.5	258.5	6.4%
Franklin Park	Ohio	100	409.2	404.4	5.7%
Galleria at Roseville	Northern California	100	336.0	335.9	6.2%
Gateway	Nebraska	100	144.9	144.9	7.0%
Great Northern	Ohio	100	166.9	166.9	6.6%
Hawthorn	Illinois/ Indiana	100	255.5	241.0	6.4%
Horton Plaza	San Diego	100	384.7	383.9	5.5%
Louis Joliet	Illinois/ Indiana	100	138.5	131.5	6.0%
Mainplace	Los Angeles	100	316.2	283.1	6.1%
Meriden	Connecticut	100	168.5	178.0	7.1%
Mid Rivers	Missouri	100	189.0	188.7	6.0%
Mission Valley	San Diego	100	300.8	300.8	5.9%
North County	San Diego	100	231.0	228.4	7.0%
Oakridge	Northern California	100	410.7	404.9	5.9%
Old Orchard	Illinois/ Indiana	100	416.8	416.7	6.3%
Palm Desert	Los Angeles	100	219.3	219.1	5.6%
Parkway	San Diego	100	347.6	343.7	6.1%
Plaza Bonita	San Diego	100	231.7	231.6	6.1%
Plaza Camino Real	San Diego	100	237.0	233.0	5.6%
Promenade	Los Angeles	100	85.1	84.1	6.4%
San Francisco Centre	Northern California	100	305.2	302.1	5.1%
Santa Anita	Los Angeles	100	418.6	418.6	5.8%
Sarasota	Florida	100	93.7	93.5	7.3%

WESTFIELD GROUP

APPENDIX 1D

PROPERTY PORTFOLIO - UNITED STATES

for the half-year ended 30 June 2007

Shopping Centre	Market Region	Consolidated or Equity Accounted Interest %	Book value at 30 Jun 07 US$million	Book value at 31 Dec 06 US$million	Retail Cap Rate %
Solano	Northern California	100	250.1	247.3	5.8%
Southcenter	Washington	100	375.9	375.9	6.8%
South County	Missouri	100	190.1	189.9	6.9%
Southgate	Florida	100	102.1	100.8	6.6%
Southlake	Illinois/ Indiana	100	269.5	266.8	6.7%
Southpark	Ohio	100	314.5	195.1	6.0%
South Shore	New York	100	249.5	246.2	6.7%
Sunrise	New York	100	164.2	161.2	8.1%
Topanga	Los Angeles	100	716.0	715.2	5.4%
Trumbull	Connecticut	100	314.9	313.4	6.4%
Vancouver	Washington	100	149.6	147.4	6.2%
West County	Missouri	100	356.6	356.3	6.0%
West Covina	Los Angeles	100	313.2	308.7	5.9%
Wheaton	Maryland	100	335.00	334.2	6.8%
Total consolidated centres in $US			**13,883.1**	**13,345.0**	
Exchange rate			0.8505	0.7896	
Total consolidated centres in A$			**16,323.4**	**16,900.9**	
Fashion Square	Los Angeles	50.0	147.9	145.5	5.7%
Garden State Plaza	New Jersey	50.0	719.7	539.5	5.2%
Montgomery	Maryland	50.0	248.0	243.8	5.3%
North Bridge	Illinois/ Indiana	33.3	135.7	130.0	6.6%
San Francisco Emporium	Northern California	50.0	308.4	308.0	5.1%
UTC	San Diego	50.0	188.8	183.4	5.7%
Valencia Town Center	Los Angeles	50.0	115.0	111.8	7.2%
Valley Fair	Northern California	50.0	506.7	500.7	5.4%
Total equity accounted centres in $US			**2,370.2**	**2,162.7**	
Exchange rate			0.8505	0.7896	
Total equity accounted centres in A$			**2,786.8**	**2,739.0**	
Total United States portfolio in $US			**16,253.3**	**15,507.7**	
Exchange rate			0.8505	0.7896	
Total United States portfolio in A$			**19,110.2**	**19,639.9**	**6.1%**

END